                                                 As Filed Pursuant to Rule 424b5
                                                 Registration No. 333-84094


THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 20, 2002
      PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 19, 2002

                               20,000,000 Shares

                      [FAIRCHILD SEMICONDUCTOR CORP. LOGO]
                  FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

                              Class A Common Stock

                               ------------------

     We are selling 13,000,000 shares of our Class A common stock and the selling stockholder is selling 7,000,000 shares of our Class A common stock. We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholder.

     Our Class A common stock is listed on The New York Stock Exchange under the symbol "FCS." On May 17, 2002, the last reported sale price was $29.75 per share.

     The underwriters have an option to purchase a maximum of 3,000,000 additional shares to cover over-allotments, of which 1,500,000 would be newly issued shares of the Company and 1,500,000 would be shares sold by the selling stockholder.

     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-8.

                                                        UNDERWRITING                        PROCEEDS TO
                                        PRICE           DISCOUNTS AND      PROCEEDS TO        SELLING
                                      TO PUBLIC          COMMISSION         FAIRCHILD       STOCKHOLDER
                                   ---------------      -------------      -----------      -----------
Per Share......................           $                   $                 $                $
Total..........................       $                   $                 $                $

     Delivery of the Class A common stock will be made on or about           ,
2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

   CREDIT SUISSE FIRST BOSTON                            SALOMON SMITH BARNEY

LEHMAN BROTHERS                                               ROBERTSON STEPHENS

          The date of this prospectus supplement is           , 2002.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT SUMMARY.........   S-1
RISK FACTORS..........................   S-8
USE OF PROCEEDS.......................  S-17
OUR DIVIDEND POLICY...................  S-17
PRICE RANGE OF OUR COMMON STOCK.......  S-18
CAPITALIZATION........................  S-19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................  S-20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................  S-25

                                        PAGE
                                        ----
DESCRIPTION OF CERTAIN INDEBTEDNESS...  S-54
MANAGEMENT............................  S-58
THE SELLING STOCKHOLDER...............  S-61
CERTAIN UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-UNITED STATES
  HOLDERS.............................  S-61
UNDERWRITING..........................  S-64
NOTICE TO CANADIAN RESIDENTS..........  S-66
LEGAL MATTERS.........................  S-67

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................     2
FORWARD-LOOKING STATEMENTS............     2
WHERE YOU CAN FIND MORE INFORMATION...     3
INCORPORATION OF INFORMATION WE FILE
  WITH THE SEC........................     4
FAIRCHILD SEMICONDUCTOR INTERNATIONAL,
  INC. ...............................     5

                                        PAGE
                                        ----
USE OF PROCEEDS.......................     5
DESCRIPTION OF CAPITAL STOCK..........     5
THE SELLING STOCKHOLDER...............     8
PLAN OF DISTRIBUTION..................     8
LEGAL MATTERS.........................     9
EXPERTS...............................     9

                                ---------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary contains basic information about us but may not contain all the information that is important to you. We encourage you to read the entire prospectus and the documents we refer you to, including our financial statements and related notes, before investing in our Class A common stock. We provide you information about this offering of shares of our Class A common stock in: (a) this prospectus supplement, which provides the specific details regarding this offering and (b) the accompanying base prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. This prospectus supplement also adds, updates and changes information contained in the base prospectus. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement. Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to "Fairchild," "we," "our," "us," "the company" or similar references mean Fairchild Semiconductor International, Inc. and its subsidiaries.

     In 1999, we changed our fiscal year-end from the last Sunday in May to the last Sunday in December. Our last fiscal year under our old accounting calendar was the year ended May 30, 1999. An intervening seven-month transition period began May 31, 1999 and ended December 26, 1999. Our first full fiscal year following this change was the year ended December 31, 2000. This prospectus incorporates by reference financial information for the fiscal year ended May 30, 1999, for the seven months ended December 26, 1999, for the years ended December 31, 2000 and December 30, 2001 and for the three months ended April 1, 2001 and March 31, 2002. In this prospectus and in the information incorporated by reference in this prospectus, we sometimes refer to the fiscal years of the old accounting calendar as Fiscal 1999, Fiscal 1998, and so on. We sometimes refer to the seven-month transition period as Stub Year 1999, and to the fiscal years under the new accounting calendar as Calendar 2000, Calendar 2001 and so on. We sometimes refer to the twelve months ended December 26, 1999 as Calendar 1999.

                  FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

     We are one of the largest independent semiconductor companies focused solely on developing, manufacturing and selling high-performance semiconductors critical to multiple end markets. Our products are building block components that can be used in a wide range of applications and are found in virtually all electronic devices. Our product offerings include analog, discrete, interface and logic, non-volatile memory and optoelectronic semiconductors. We supply customers in a diverse range of end markets, including the computer, industrial, communications, consumer electronics and automotive industries. We are particularly strong in providing discrete and analog power management products, which address the growing requirement for portability and long battery life for computing and communication devices.

COMPANY STRENGTHS

     We believe our core strengths are:

     Leadership in Power Solutions. We believe there is an increasing demand for a combination of sophisticated computing and communication capabilities, frequently in the form of portable devices. We are a leader in providing solutions for managing the power required to operate such devices. With our acquisition of the discrete power products business of Intersil Corporation, which we refer to as DPP, we believe that we are now the world's leading supplier of power analog and power discrete devices. Our combined analog and discrete device offering provides a complete solution for power management.

     - Analog: We provide specific solutions for power conversion, temperature sensing, system management functions, battery chargers and motor controls.

     - Power Discrete: We provide comprehensive solutions for managing power from the original power source to end products such as computers, cellular phones and network devices. As a result of our acquisition of DPP, we are the second largest supplier of power MOSFET products worldwide.

     Breadth of Product Portfolio. We provide our customers with one of the largest product offerings in the industry for analog, discrete, interface and logic, non-volatile memory, and optoelectronic devices. Our analog device portfolio includes offerings in all of the top 100 best-selling analog product types by volume. We believe our discrete device portfolio is one of the most comprehensive power device portfolios in the industry. We develop products for a wide range of market applications, reducing our dependence on any single product, application or market. In addition, we believe that our ability to provide our customers with multiple products meets a growing need among our end-users for a single source of supply.

     History of Product Innovation. Our success in introducing new products has been an important source of our growth and profitability. We have been a significant innovator in the power analog, power discrete and high performance interface and logic segments of the semiconductor industry with several leading edge technologies and industry firsts, including the introduction of many new power management solutions that set new standards for speed and reduced power consumption. In addition, we are a leading innovator of packaging solutions which make use of new assembly methods and high performance packaging materials, which enhance the overall performance and value of our products. These solutions enable us to offer smaller package sizes for our customers, which enhance their flexibility in designing end products. During Calendar 2001, we introduced over 485 new products.

     High Quality Customer Service. Our customers recognize us for our high quality of service. They require a reliable source of supply, often in high volumes and with short lead times, demand quick responses to technical questions and seek support in designing new applications which use our products. Because we are focused on serving multiple end markets, all of our service and support efforts are tailored to meet these customer needs.

     Diverse and Blue-Chip Customer Base. Our diverse customer base, which spans a wide spectrum of end-user markets, enables us to avoid some of the volatility that may be encountered in specific semiconductor markets. We serve thousands of customers worldwide, with no single customer, other than Samsung Electronics, providing more than 5% of our total revenues for Calendar 2001. Customers in our end-user markets include industry leaders such as Compaq, Ericsson, Lucent, Nortel Networks, Samsung Electronics and Siemens.

     Experienced Management. We have an experienced management team. Our chief executive officer, Kirk P. Pond, has over 30 years of experience in the industry and has held senior management positions at Texas Instruments and National Semiconductor. At National Semiconductor, Mr. Pond was executive vice president and chief operating officer.

     Successful Acquisition Strategy. We believe that the semiconductor industry in general is undergoing a period of consolidation. Since our recapitalization in 1997, we have pursued strategic acquisitions of complementary businesses of all sizes and have consummated a number of acquisitions. To date, these acquisitions have exceeded $1 billion in the aggregate and include our acquisition of Raytheon Semiconductor in 1997, the power device business of Samsung Electronics in 1999, QT Optoelectronics, KOTA Microcircuits, which we refer to as KOTA, and the power management business of Micro Linear Corporation, which we refer to as Micro Linear, in 2000, DPP and Impala Linear Corporation, which we refer to as Impala, in 2001, and Signal Processing Technologies, Inc., which we refer to as SPT, and I-Cube, Inc., which we refer to as I-Cube, in 2002.

     As a key part of our growth strategy, we are constantly evaluating acquisition opportunities and consolidation possibilities and are in various stages of due diligence or preliminary discussions with respect to a number of potential transactions, some of which would be significant. None of these significant potential transactions is subject to a letter of intent or otherwise so far advanced as to make the transaction reasonably certain.

                                  THE OFFERING

Issuer of the Class A common
stock.........................   Fairchild Semiconductor International, Inc.

Securities offered............   13,000,000 shares of our Class A common stock
                                 by us, and 7,000,000 shares of our Class A common stock by a selling stockholder identified in this prospectus supplement.

Listing.......................   New York Stock Exchange under the symbol "FCS."

Approximate number of shares
of Class A common stock to be
outstanding after the
offering......................   113,481,804 shares.

Use of Proceeds...............   We estimate that our net proceeds from the
                                 offering without exercise of the over-allotment option will be approximately $369.8 million. We expect to use our net proceeds from the offering to repay our outstanding 10 1/8%
                                 Senior Subordinated Notes and for general corporate purposes. We will not receive any proceeds from the sale of the Class A common stock by the selling stockholder.

     The number of shares to be outstanding after the offering is based on our shares outstanding as of March 31, 2002 and assumes that the underwriters' over-allotment option is not exercised. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 1,500,000 shares of Class A common stock and estimate that we will receive additional proceeds before expenses of $44.6 million, and the selling stockholder will sell an additional 1,500,000 shares of Class A common stock. See "Underwriting." The number of shares to be outstanding after the offering excludes 29,398,759 shares of Class A common stock reserved for issuance upon the exercise of outstanding stock options (at March 31, 2002) and the conversion of convertible notes.

                                  RISK FACTORS

     Investment in our Class A common stock involves certain risks. You should carefully consider the information under "Risk Factors" and all other information included in this prospectus before investing in our Class A common stock.

                    SUMMARY HISTORICAL AND SUPPLEMENTAL DATA

     We present below our summary historical and supplemental data. We derived the historical consolidated financial data as of March 31, 2002, for the year ended December 26, 1999 and for the three months ended April 1, 2001 and March 31, 2002 from our unaudited condensed consolidated financial statements. In our opinion, the unaudited financial data include all adjustments (consisting of normal recurring adjustments) that we consider necessary for a fair presentation of the data. We derived the historical consolidated financial data for the years ended December 31, 2000 and December 30, 2001 from our audited consolidated financial statements. You should read the following summary historical financial information in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations included in this prospectus supplement and our audited consolidated financial statements and related notes incorporated by reference in this prospectus.

                                                               YEAR ENDED                    THREE MONTHS ENDED
                                               ------------------------------------------   --------------------
                                               DECEMBER 26,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 31,
                                                   1999           2000           2001         2001       2002
                                               ------------   ------------   ------------   --------   ---------
                                                  (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Analog.....................................    $  233.9       $  380.6       $  302.9      $ 84.1     $ 77.5
  Discrete...................................       437.9          749.0          664.6       155.2      178.8
  Interface & logic..........................       307.7          424.2          266.3        92.1       51.5
  Other(1)...................................       175.0          229.4          173.9        53.9       29.1
                                                 --------       --------       --------      ------     ------
Total revenue................................    $1,154.5       $1,783.2       $1,407.7      $385.3     $336.9
                                                 ========       ========       ========      ======     ======
  Gross profit...............................    $  305.8       $  639.2       $  354.1      $118.1     $ 79.6
Research and development.....................        53.1           83.9           83.0        23.5       20.7
Selling, general and administrative..........       136.8          186.4          154.3        43.3       34.5
Amortization of acquisition-related
  intangibles................................        26.0           37.6           53.1        10.4        9.3
Restructuring, impairments and other
  charges(2).................................        50.8            3.4           35.2        22.3        5.3
                                                 --------       --------       --------      ------     ------
    Operating income.........................        39.1          327.9           28.5        18.6        9.8
Interest expense, net........................        93.9           58.0           88.6        16.5       26.1
Other (income) expense.......................          --           (0.8)           4.0          --      (20.5)
Provision (benefit) for income taxes.........        (2.2)          (2.4)         (22.4)        0.5        1.5
                                                 --------       --------       --------      ------     ------
Net income (loss)............................    $  (52.6)      $  273.1       $  (41.7)     $  1.6     $  2.7
                                                 ========       ========       ========      ======     ======
Net income (loss) applicable to common
  stockholders(3)............................    $  (59.1)      $  273.1       $  (41.7)     $  1.6     $  2.7
                                                 ========       ========       ========      ======     ======
Earnings per common share:
    Basic....................................    $  (0.89)      $   2.80       $  (0.42)     $ 0.02     $ 0.03
    Diluted..................................    $  (0.89)      $   2.69       $  (0.42)     $ 0.02     $ 0.03
Weighted average common shares outstanding:
    Basic....................................        66.4           97.5           99.6        99.3      100.3
    Diluted..................................        66.4          101.4           99.6       101.2      106.1

OTHER FINANCIAL DATA:
Pro forma net income (loss)(2).............     $ 54.6         $282.5         $ 23.5       $ 26.1     $ (1.1)
Depreciation and other amortization........      104.8          113.5          126.0         30.1       32.0
Adjusted EBITDA(4).........................      244.4          477.0          245.3         81.4       56.4
Capital expenditures.......................       97.2          301.9          117.8         47.4       21.0

                                                              MARCH 31,        AS
                                                                2002      ADJUSTED(5)
                                                              ---------   ------------
                                                                   (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  512.8      $ 578.2
Accounts receivable, net....................................     156.4        156.4
Inventories.................................................     204.5        204.5
Total assets................................................   2,152.7      2,215.1
Long-term debt, including current portion...................   1,138.4        853.4
Total stockholders' equity..................................     819.2      1,175.1

---------------

(1) Other includes configurable products, optoelectronic products and contract manufacturing services. Optoelectronic products are included from May 28, 2000, the date on which we acquired QT Optoelectronics.

(2) The following table reconciles net income (loss) to pro forma net income. Pro forma net income (loss) excludes unusual charges (gains), other (income) expense and amortization of acquisition-related intangibles, net of tax effects as follows:

                                             YEAR ENDED                    THREE MONTHS ENDED
                             ------------------------------------------   --------------------
                             DECEMBER 26,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 31,
                                 1999           2000           2001         2001       2002
                             ------------   ------------   ------------   --------   ---------
                                           (IN MILLIONS)
Net income (loss)..........     $(52.6)        $273.1         $(41.7)      $ 1.6      $  2.7
Adjustments to reconcile
  net income (loss) to pro
  forma net income (loss):
  Restructuring,
    impairments and other
    charges:
    Restructuring and
      impairment charges
      (gains)..............       16.8           (2.1)          21.4         9.5         3.6
    Purchased in-process
      research and
      development..........       34.0            9.0           13.8        12.8         1.7
    Gain on sale of former
      Mountain View,
      California
      facility.............         --           (3.5)            --          --          --
                                ------         ------         ------       -----      ------
         Total.............       50.8            3.4           35.2        22.3         5.3
  Distributor and inventory
    reserves in connection
    with 1999 Memory
    restructuring..........       15.4           (5.4)            --          --          --
  Inventory charges
    associated with the
    Analog restructuring...         --             --            2.5          --          --
  Forgiveness of certain
    management tax-related
    loans..................        8.3             --             --          --          --
  Write-off of deferred
    financing fees.........       12.4            3.6             --          --          --
  Non-recurring release of
    deferred tax asset
    valuation allowance....         --          (26.3)            --          --          --
  Write-off of equity
    investment.............         --             --            4.0          --          --
  Gain on sale of space and
    defense product line...         --             --             --          --       (20.5)
  Amortization of
    acquisition-related
    intangibles............       26.0           37.6           53.1        10.4         9.3
  Less associated tax
    effects................       (5.7)          (3.5)         (29.6)       (8.2)        2.1
                                ------         ------         ------       -----      ------
Pro forma net income
  (loss)...................     $ 54.6         $282.5         $ 23.5       $26.1      $ (1.1)
                                ======         ======         ======       =====      ======

    For Calendar 1999, restructuring and impairment charges were recorded in connection with our analog and memory restructuring actions. Purchased in-process research and development was recorded in connection with the acquisition of our power device business. Other unusual charges included $15.4 million for distributor and inventory reserves associated with our memory restructuring action, an $8.3 million charge for forgiveness of certain management tax loans in connection with our initial public offering, and $12.4 million for the write-off of deferred financing fees associated with the refinancing of our senior credit facility and with debt repaid with the proceeds from our initial public offering, included in interest expense. For Calendar 2000, the restructuring and impairment gain was associated with an adjustment to reserves recorded in connection with the memory restructuring action in Fiscal 1999. Purchased in-process research and development was recorded in connection with our acquisitions of QT Optoelectronics, KOTA and Micro Linear. Other unusual charges (gains) included a $(5.4) million reserve adjustment associated with the memory restructuring, a $3.6 million charge for the write-off of deferred financing fees, included in interest expense, associated with the refinancing of our senior credit facility, and ($26.3) million for a deferred tax valuation reserve adjustment, as we determined that it was more likely than not that we would utilize our deferred tax assets. For Calendar 2001, restructuring and impairment charges included $13.1 million of employee separation costs related to severance and other costs associated with work force reduction actions, and an $8.3 million charge for asset impairments relating to the consolidation of the five-inch wafer fabrication line in South Portland, Maine. Purchased in-process research and development was recorded in connection with our acquisitions of DPP and Impala. Other unusual charges included $2.5 million related to inventory charges associated with the discontinuance of the digitizer product line in our Analog Group, and $4.0 million for the write-off of an equity investment included in other (income) expense. For the three months ended April 1, 2001, restructuring and impairment charges included the asset impairment charge in our South Portland, Maine facility and severance costs ($1.2 million) associated with workforce reduction actions. Purchased in-process research and development was recorded in connection with the acquisition of DPP. For the three months ended March 31, 2002, restructuring and impairment charges included severance and other costs associated with workforce reduction actions. Purchased in-process research and development was recorded in connection with the acquisitions of SPT and I-Cube. Other unusual amounts included a $20.5 million gain on the sale of the space and defense product line that had been acquired as part of the DPP acquisition in Calendar 2001. This data is provided for informational purposes and is not intended to present results of operations in accordance with generally accepted accounting principles.

(3) Excludes dividends on redeemable preferred stock of $6.5 million for the year ended December 26, 1999.

(4) Adjusted EBITDA is defined as operating income before other (income) expense, interest expense, taxes, depreciation, amortization, restructuring and other unusual (gains) charges as discussed in footnote (2) above, which affect operating income. For Calendar 1999, it excludes $12.4 million in deferred financing fees recorded in interest expense. For Calendar 2000, it excludes $3.6 million of deferred financing fees and $(26.3) million from the release of a deferred tax valuation allowance. For Calendar 2001, it excludes $4.0 million from the write-off of an equity investment recorded in other (income) expense. For the three months ended March 31, 2002, it excludes a $20.5 million gain on the sale of the space and defense product line. Adjusted EBITDA is presented because we believe that it is a widely accepted financial indicator of an entity's ability to incur and service debt. Adjusted EBITDA should not be considered by you as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity.

(5) As adjusted to give effect to this offering of our Class A common stock and to the redemption of all of the outstanding principal amount of our 10 1/8% Senior Subordinated Notes, plus accrued interest through May 17, 2002. The calculation of the net proceeds received by us from our sale of Class A common stock in this offering assumes the underwriters do not exercise their over-allotment option and an offering price of $29.75 per share (the last reported sale price on the New York Stock Exchange on May 17, 2002). The
    10 1/8% Senior Subordinated Notes are required to be redeemed at 105.063% of their $285 million principal value. The resulting premium, estimated at $14.4 million, would be charged against earnings at the redemption date, as well as approximately $8.0 million of unamortized deferred financing fees associated with the redeemed notes as of March 31, 2002, net of tax effect.

HISTORICAL QUARTERLY RESULTS

     The following table sets forth the unaudited historical quarterly revenue by our reportable segments and our quarterly total gross profit:

                                                                                                                            CALENDAR
                              CALENDAR 1999                   CALENDAR 2000                       CALENDAR 2001               2002
                         ------------------------   ---------------------------------   ---------------------------------   --------
                           Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4        Q1
                         ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   --------
                                                                        (IN MILLIONS)
REVENUE
Analog.................  $ 61.8   $ 75.5   $ 80.6   $ 86.6   $ 94.9   $ 96.1   $103.0   $ 84.1   $ 72.0   $ 70.4   $ 76.6    $ 77.5
Discrete...............   114.3    134.1    142.0    174.4    183.0    196.3    195.3    155.2    179.1    159.4    170.9     178.8
Interface and Logic....    70.4     77.9     88.3     93.5    104.8    114.4    111.5     92.1     73.7     52.3     48.3      51.5
Other(1)(2)............    38.2     48.3     45.8     47.2     54.0     69.2     59.0     53.9     47.6     43.3     28.8      29.1
                         ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------    ------
    Total..............  $284.7   $335.8   $356.7   $401.7   $436.7   $476.0   $468.8   $385.3   $372.4   $325.4   $324.6    $336.9
                         ======   ======   ======   ======   ======   ======   ======   ======   ======   ======   ======    ======
Total gross profit
  %(2).................      20%      29%      30%      34%      37%      36%      36%      31%      25%      20%      24%      24%

---------------

(1) Other includes configurable products, optoelectronic products and contract manufacturing services. Optoelectronic products are included from May 28, 2000, the date on which we acquired QT Optoelectronics.

(2) Includes charges of $5.5 million and $15.4 million, affecting revenue and gross profit, respectively, in the second quarter of Calendar 1999, for distributor and inventory reserves associated with our memory restructuring action. Includes gains of $2.1 million and $5.4 million, affecting revenue and gross profit, respectively, in the second quarter of Calendar 2000, from the adjustment of distributor and inventory reserves originally recorded in connection with the 1999 memory restructuring. Also includes charges of $2.5 million impacting gross profit in the second quarter of Calendar 2001 for inventory charges associated with the discontinuance of the digitizer product line in our Analog Group.

                             ADDITIONAL INFORMATION

     We were incorporated in Delaware on February 10, 1997. Our executive offices are located at 82 Running Hill Road, South Portland, Maine 04106. Our telephone number is (207) 775-8100. You may also obtain more information by visiting our web site at http://www.fairchildsemi.com. However, this URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. Our website and the information it contains are not, and are not intended to be, part of this prospectus and are not incorporated into this prospectus by reference.

                                  RISK FACTORS

     Our business is subject to a number of risks and uncertainties. Among other things, these risks could cause actual results to differ materially from those expressed in forward-looking statements. You should carefully consider the risks described below before investing in our Class A common stock. The risks described below are not the only ones facing us. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and financial condition.

                        RISKS RELATING TO OUR OPERATIONS

DOWNTURNS IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY OR CHANGES IN END-USER MARKET DEMANDS COULD REDUCE THE VALUE OF OUR BUSINESS.

     The semiconductor industry is highly cyclical, and the value of our business may decline during the "down" portion of these cycles. During 1998 and into 1999, we, as well as many others in our industry, experienced significant declines in the pricing of our products as customers reduced demand forecasts and manufacturers reduced prices to keep capacity utilization high. We believe these trends were due primarily to the Asian financial crisis during that period and excess personal computer inventories. Beginning in the fourth quarter of 2000 and throughout 2001, we and the rest of the semiconductor industry experienced backlog cancellations and reduced demand for our products, resulting in revenue declines, due to excess inventories at computer and communications equipment manufacturers and general economic conditions, especially in the technology sector. Although we believe that we reached the bottom of this cycle during the third quarter of 2001, we may experience renewed, possibly more severe and prolonged, downturns in the future as a result of such cyclical changes. Even as demand increases following such downturns, our profitability may not increase because of price competition that historically accompanies recoveries in demand. In addition, we may experience significant changes in our profitability as a result of variations in sales, changes in product mix, changes in end-user markets and the costs associated with the introduction of new products. The markets for our products depend on continued demand for personal computers, cellular telephones and consumer electronics and automotive and industrial goods, and these end-user markets may experience changes in demand that will adversely affect our results and future prospects.

WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS TO SATISFY CHANGES IN CONSUMER
DEMANDS.

     Our failure to develop new technologies, or react to changes in existing technologies, could materially delay development of new products, which could result in decreased revenues and a loss of market share to our competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the semiconductor industry. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. We may not successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner. Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets could have a material adverse effect on our competitive position within our industry.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR FUTURE PERFORMANCE AND GROWTH.

     Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law to protect such technologies. Some of our technologies are not covered by any patent or patent application, and we cannot assure that:

     - any of the patents owned by us or numerous other patents which third parties license to us will not be invalidated, circumvented, challenged or licensed to other companies; or that

     - any of our pending or future patent applications will be issued within the scope of the claims sought by us, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in some foreign countries.

     We also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of such research. Some of our technologies have been licensed on a non-exclusive basis from National Semiconductor, Samsung Electronics, Intersil Corporation and other companies which may license these technologies to others, including, in the case of National Semiconductor commencing on March 11, 2002, our competitors. In addition, under a technology licensing and transfer agreement, National Semiconductor has limited royalty-free, worldwide license rights (without right to sublicense) to some of our technologies. If necessary or desirable, we may seek licenses under patents or intellectual property rights claimed by others. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technologies.

OUR FAILURE TO OBTAIN OR MAINTAIN THE RIGHT TO USE CERTAIN TECHNOLOGIES MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

     Our future success and competitive position depend in part upon our ability to obtain or maintain proprietary technologies used in our principal products, which is achieved in part by defending claims by competitors of intellectual property infringement. The semiconductor industry is characterized by litigation regarding patent and other intellectual property rights. We have been involved in lawsuits, could become subject to other lawsuits and receive claims from time to time in which it is alleged that we have infringed upon the patent or other intellectual property rights of other companies. Our involvement in existing and future intellectual property litigation could result in significant expense to us, adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome as a defendant in any such litigation, we may be required to:

     - pay substantial damages;

     - indemnify our customers for damages they might suffer if the products they purchase from us violate the intellectual property rights of others;

     - stop our manufacture, use, sale or importation of infringing products;

     - expend significant resources to develop or acquire non-infringing technologies;

     - discontinue processes; or

     - obtain licenses to the intellectual property we are found to have infringed.

     We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

WE MAY NOT BE ABLE TO CONSUMMATE FUTURE ACQUISITIONS OR SUCCESSFULLY INTEGRATE ACQUISITIONS INTO OUR BUSINESS.

     We have made nine acquisitions since we became an independent company in 1997, and we plan to pursue additional acquisitions of related businesses. We believe the semiconductor industry is going through a period of consolidation, and we expect to participate in this development. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our company incurring unanticipated expenses and losses. In addition, we may not be able to identify or finance additional acquisitions or realize any anticipated benefits from acquisitions we do complete.

     We are constantly pursuing acquisition opportunities and consolidation possibilities and are in various stages of due diligence or preliminary discussions with respect to a number of potential transactions, some of which would be significant. No material potential transaction is subject to a letter of intent or otherwise so far advanced as to make the transaction reasonably certain.

     Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

     - unexpected losses of key employees, customers or suppliers of the acquired company;

     - conforming the acquired company's standards, processes, procedures and controls with our operations;

     - coordinating new product and process development;

     - hiring additional management and other critical personnel;

     - negotiating with labor unions; and

     - increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of other businesses we acquire.

     Possible future acquisitions could result in the incurrence of additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

PRODUCTION TIME AND THE OVERALL COST OF PRODUCTS COULD INCREASE IF WE WERE TO LOSE ONE OF OUR PRIMARY SUPPLIERS OR IF A PRIMARY SUPPLIER INCREASED THE PRICES OF RAW MATERIALS.

     Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. Our results of operations could be adversely affected if we were unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increased significantly. We purchase raw materials such as silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases from a limited number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In addition, we subcontract a portion of our wafer fabrication and assembly and test operations to other manufacturers, including Carsem, Amkor, NS Electronics (Bangkok) Ltd., Samsung Electronics, Korea Micro Industry and ChipPAC. Our operations and ability to satisfy customer obligations could be adversely affected if our relationships with these subcontractors were disrupted or terminated.

DELAYS IN BEGINNING PRODUCTION AT NEW FACILITIES, EXPANDING CAPACITY AT EXISTING FACILITIES, IMPLEMENTING NEW PRODUCTION TECHNIQUES, OR IN CURING PROBLEMS ASSOCIATED WITH TECHNICAL EQUIPMENT MALFUNCTIONS, ALL COULD ADVERSELY AFFECT OUR MANUFACTURING EFFICIENCIES.

     Our manufacturing efficiency is an important factor in our profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors. Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields.

     In addition, we are currently engaged in an effort to expand capacity at some of our manufacturing facilities. As is common in the semiconductor industry, we have from time to time experienced difficulty in beginning production at new facilities or in effecting transitions to new manufacturing processes. As a consequence, we have suffered delays in product deliveries or reduced yields. We may experience delays or problems in bringing planned new manufacturing capacity to full production. We may also experience problems in achieving acceptable yields, or experience product delivery delays in the future with respect to existing or planned new capacity as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

A SIGNIFICANT PORTION OF OUR SALES ARE MADE TO DISTRIBUTORS WHO CAN TERMINATE THEIR RELATIONSHIPS WITH US WITH LITTLE OR NO NOTICE. THE TERMINATION OF A DISTRIBUTOR COULD REDUCE SALES AND RESULT IN INVENTORY RETURNS.

     Distributors accounted for 56.5% of our net trade sales for the year ended December 30, 2001. Our five domestic distributors accounted for 7.6% of our net trade sales for the year ended December 30, 2001. As a general rule, we do not have long-term agreements with our distributors and they may terminate their relationships with us with little or no advance notice. Distributors generally offer competing products. The loss of one or more of our distributors, or the decision by one or more of them to reduce the number of our products they offer or to carry the product lines of our competitors, could have a material adverse effect on our business, financial condition and results of operations. The termination of a significant distributor, whether at our or the distributor's initiative, or a disruption in the operations of one or more of our distributors, could reduce our net sales in a given quarter and could result in an increase in inventory returns.

THE SEMICONDUCTOR BUSINESS IS VERY COMPETITIVE AND INCREASED COMPETITION COULD REDUCE THE VALUE OF AN INVESTMENT IN OUR COMPANY.

     The semiconductor industry is, and the multi-market semiconductor product markets in particular are, highly competitive. Competition is based on price, delivery terms, product performance, quality, reliability and customer service. In addition, even in strong markets, price pressures may emerge as competitors attempt to gain a greater market share by lowering prices. Competition in the various markets in which we participate comes from companies of various sizes, many of which are larger and have greater financial and other resources than we have and thus are better able to pursue acquisition candidates and can better withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future.

OUR INTERNATIONAL OPERATIONS SUBJECT OUR COMPANY TO RISKS NOT FACED BY DOMESTIC COMPETITORS.

     Through our subsidiaries, we maintain significant operations in the Philippines, Malaysia and South Korea and also operate facilities in China and Singapore. We also have sales offices and customers around the world. The following are risks inherent in doing business on an international level:

     - economic and political instability;

     - foreign currency fluctuations;

     - transportation delays;

     - trade restrictions;

     - work stoppages; and

     - the laws, including tax laws of, and the policies of the United States toward, countries in which we manufacture our products.

THE POWER DEVICE BUSINESS SUBJECTS OUR COMPANY TO RISKS INHERENT IN DOING BUSINESS IN KOREA, INCLUDING LABOR RISK, POLITICAL RISK AND CURRENCY RISK.

     As a result of the acquisition of our power device business in 1999, we have significant operations in South Korea and are subject to risks associated with doing business in that country.

     In addition to other risks disclosed relating to international operations, some businesses in South Korea are subject to labor unrest. Also, relations between South Korea and North Korea have been tense over most of South Korea's history. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events. An adverse change in economic or political conditions in South Korea or in its or the United States' relations with North Korea could have a material adverse effect on our Korean subsidiary and our company.

     Our power device business' sales are denominated primarily in U.S. dollars while a significant portion of its costs of goods sold and its operating expenses are denominated in South Korean won. Although we have taken steps to fix the costs subject to currency fluctuations and to balance won revenues and won costs, a significant change in this balance, coupled with a significant change in the value of the won relative to the dollar, could have a material adverse effect on our financial performance and results of operations. In addition, an unfavorable change in the value of the won could require us to write down our won-denominated assets.

WE ENTERED INTO A NUMBER OF LONG-TERM SUPPLY AND SUPPORT CONTRACTS WITH SAMSUNG ELECTRONICS IN CONNECTION WITH OUR ACQUISITION OF ITS POWER DEVICE BUSINESS IN 1999. ANY DECREASE IN THE PURCHASE REQUIREMENTS OF SAMSUNG ELECTRONICS OR ITS INABILITY TO MEET ITS CONTRACTUAL OBLIGATIONS COULD SUBSTANTIALLY REDUCE OUR FINANCIAL PERFORMANCE.

     As a result of the acquisition of Samsung Electronics' power device business in 1999, we have numerous arrangements with Samsung Electronics, including arrangements relating to product sales, designation as a vendor to affiliated Samsung companies and other services. These agreements terminate beginning in April 2002. Any material adverse change in the purchase requirements of Samsung Electronics, in its ability to supply the agreed-upon services or in its ability to fulfill its other obligations could have a material adverse effect on our results of operations. Although historically the power device business generated significant revenues from the sale of products to affiliated Samsung companies, we cannot assure you that we will be able to sell products to affiliated Samsung companies or that the designation of the power device business as a vendor to those affiliated Samsung companies will generate any revenues for our company. Furthermore, under the Korean Fair Trade Law, the Fair Trade Commission may issue an order requiring a change in the terms and conditions of the agreements between us and Samsung Electronics if it concludes that Samsung Electronics has provided us with undue support or discriminated against our competitors.

A CHANGE IN FOREIGN TAX LAWS OR A DIFFERENCE IN THE CONSTRUCTION OF CURRENT FOREIGN TAX LAWS BY RELEVANT FOREIGN AUTHORITIES COULD RESULT IN OUR NOT RECOGNIZING THE BENEFITS WE ANTICIPATED IN CONNECTION WITH THE TRANSACTION STRUCTURE USED TO CONSUMMATE THE ACQUISITION OF THE POWER DEVICE BUSINESS.

     The transaction structure we used for the acquisition of the power device business is based on assumptions about the various tax laws, including withholding tax, and other relevant laws of foreign jurisdictions. In addition, our Korean subsidiary was granted a ten-year tax holiday under Korean law in 1999. The first seven years are tax-free, followed by three years of income taxes at 50% of the statutory rate. In 2000, the tax holiday was extended such that the exemption amounts were increased to 75% in the eighth year and a 25% exemption was added to the eleventh year. If our assumptions about tax and other relevant laws are incorrect, or if foreign taxing jurisdictions were to change or modify the relevant laws, or if our Korean subsidiary were to lose its tax holiday, we could suffer adverse tax and other financial consequences or lose the benefits anticipated from the transaction structure we used to acquire that business.

WE PLAN TO SIGNIFICANTLY EXPAND OUR MANUFACTURING OPERATIONS IN CHINA AND, AS A RESULT, WILL BE INCREASINGLY SUBJECT TO RISKS INHERENT IN DOING BUSINESS IN CHINA, WHICH MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     In 2001 we acquired land in Suzhou, Jiangsu Province, People's Republic of China and in February 2002 began construction of the first phase of an 800,000 square foot assembly and test facility there. We are hopeful that a significant portion of our future revenue will result from the Chinese markets in which our products are sold, and from demand in China for goods that include our products. We also plan to export products out of China from the new Suzhou facility. In addition, since 2000 we have operated an optoelectronics manufacturing facility in Wuxi, China. Our ability to operate in China may be adversely affected by changes in that country's laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. In addition, our results of operations in China are subject to the economic and political situation there. We believe that our operations in China are in compliance with all applicable legal and regulatory requirements. However, there can be no assurance that China's central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures. Changes in the political environment or government policies could result in revisions to laws or regulations or their interpretation and enforcement, increased taxation, restrictions on imports, import duties or currency revaluations. In addition, a significant destabilization of relations between China and the United States could result in restrictions or prohibitions on our operations or the sale of our products in China. The legal system of China relating to foreign trade is relatively new and continues to evolve. There can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. Moreover, there is a high degree of fragmentation among regulatory authorities resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions.

WE ARE SUBJECT TO MANY ENVIRONMENTAL LAWS AND REGULATIONS THAT COULD AFFECT OUR OPERATIONS OR RESULT IN SIGNIFICANT EXPENSES.

     Increasingly stringent environmental regulations restrict the amount and types of pollutants that can be released from our operations into the environment. While historically the cost of compliance with environmental laws has not had a material adverse effect on our results of operations, compliance with these and any future regulations could require significant capital investments in pollution control equipment or changes in the way we make our products. In addition, because we use hazardous and other regulated materials in our manufacturing processes, we are subject to risks of liabilities and claims, regardless of fault, resulting from accidental releases, including personal injury claims and civil and criminal fines, any of which could be material to our cash flow or earnings. For example:

     - we currently are remediating contamination at some of our operating plant sites;

     - we have been identified as a potentially responsible party at a number of superfund sites where we (or our predecessors) disposed of wastes in the past; and

     - significant regulatory and public attention on the impact of semiconductor operations on the environment may result in more stringent regulations, further increasing our costs.

     Although most of our known environmental liabilities are covered by indemnities from Raytheon Company, National Semiconductor, Samsung Electronics and Intersil, these indemnities are limited to conditions that occurred prior to the consummation of transactions with those companies. Moreover, we cannot assure you that their indemnity obligations to us for the covered liabilities will be adequate to protect us.

WE MAY NOT BE ABLE TO ATTRACT OR RETAIN THE TECHNICAL OR MANAGEMENT EMPLOYEES NECESSARY TO REMAIN COMPETITIVE IN OUR INDUSTRY.

     Our continued success depends on the retention and recruitment of skilled personnel, including technical, marketing, management and staff personnel. In the semiconductor industry, the competition for qualified personnel, particularly experienced design engineers and other technical employees, is intense. There can be no assurance that we will be able to retain our current personnel or recruit the key personnel we require. In addition, we do not have employment agreements with most members of our senior management team.

WE ARE A LEVERAGED COMPANY WITH A DEBT TO EQUITY RATIO OF 1.4 TO 1, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND LIMIT OUR ABILITY TO GROW AND COMPETE.

     At March 31, 2002, we had total long-term debt of $1,138.4 million and a ratio of debt to equity of 1.4 to 1.

     Our substantial indebtedness could have important consequences. For example, it could:

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     - increase the amount of our interest expense, because certain of our borrowings (namely borrowings under our senior credit facility, which was undrawn as of March 31, 2002 and is currently undrawn) are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

     - make it more difficult for us to satisfy our obligations with respect to the instruments governing our indebtedness;

     - place us at a competitive disadvantage compared to our competitors that have less indebtedness; and

     - limit, along with the financial and other restrictive covenants in our debt instruments, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE INDEBTEDNESS. INCURRING MORE INDEBTEDNESS COULD EXACERBATE THE RISKS DESCRIBED ABOVE.

     We may be able to incur substantial additional indebtedness in the future. The indenture governing our outstanding 5% Convertible Senior Subordinated Notes Due 2008 does not limit the amount of additional debt that we may incur. Although the terms of the indentures governing our outstanding 10 1/8% Senior Subordinated Notes Due 2007, our outstanding 10 3/8% Senior Subordinated Notes Due 2007, our outstanding 10 1/2% Senior Subordinated Notes Due 2009 and the credit agreement relating to the senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, additional indebtedness incurred in compliance with these restrictions could be substantial. The senior credit facility permits borrowings of up to $300.0 million. As of March 31, 2002, excluding standby letters of credit, we had

$299.2 million available under this revolving credit facility. If new debt is added to our current debt levels, the substantial risks described above would intensify.

WE MAY NOT BE ABLE TO GENERATE THE NECESSARY AMOUNT OF CASH TO SERVICE OUR INDEBTEDNESS, WHICH MAY REQUIRE US TO REFINANCE OUR INDEBTEDNESS OR DEFAULT ON OUR SCHEDULED DEBT PAYMENTS. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, because our senior credit facility has variable interest rates, the cost of those borrowings will increase if market interest rates increase. If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity.

RESTRICTIONS IMPOSED BY THE CREDIT AGREEMENT RELATING TO OUR SENIOR CREDIT FACILITY, THE INDENTURES GOVERNING OUR 10 1/8% SENIOR SUBORDINATED NOTES, OUR 10 3/8% SENIOR SUBORDINATED NOTES, AND OUR 10 1/2% SENIOR SUBORDINATED NOTES RESTRICT OR PROHIBIT OUR ABILITY TO ENGAGE IN OR ENTER INTO SOME BUSINESS OPERATING AND FINANCING ARRANGEMENTS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO TAKE ADVANTAGE OF POTENTIALLY PROFITABLE BUSINESS OPPORTUNITIES.

     The operating and financial restrictions and covenants in most of our debt instruments, such as the credit agreement relating to our senior credit facility, the indenture governing our 10 1/2% Senior Subordinated Notes Due 2009, the indenture governing our 10 1/8% Senior Subordinated Notes Due 2007 and the indenture governing our 10 3/8% Senior Subordinated Notes Due 2007 may limit our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. These debt instruments impose significant operating and financial restrictions on us that affect our ability to incur additional indebtedness or create liens on our assets, pay dividends, sell assets, engage in mergers or acquisitions, make investments or engage in other business activities. These restrictions could place us at a disadvantage relative to competitors not subject to such limitations.

     In addition, the credit agreement governing our senior credit facility contains other and more restrictive covenants and limits us from prepaying our other indebtedness. The senior credit facility also requires us to maintain specified financial ratios. These financial ratios become more restrictive over the life of the senior credit facility. Our ability to meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. Provided there are no outstanding balances under our senior credit facility, compliance with these covenants in the credit agreement is not required until March 31, 2003. After that date, or earlier if we borrow money under the credit facility, a breach of any of these covenants, ratios or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of an event of default under the senior credit facility, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness. If the lenders under the senior credit facility accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

                   RISKS RELATING TO OUR CLASS A COMMON STOCK

A SUBSTANTIAL NUMBER OF SHARES OF OUR CLASS A COMMON STOCK ARE OWNED BY A LIMITED NUMBER OF PERSONS, AND THEIR INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

     Following the offering and assuming the underwriters' over-allotment option is not exercised, the selling stockholder and its affiliates will own approximately 15.2% and our directors and executive officers together will own approximately 4.6% (including shares underlying vested options) of our outstanding shares of Class A common stock. By virtue of such stock ownership, such persons have the power to significantly influence our affairs and are able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of directors and the amendment of our corporate charter and bylaws. Such persons may exercise their influence over us in a manner detriment to the interests of our stockholders or bondholders.

THE PRICE OF OUR CLASS A COMMON STOCK HAS FLUCTUATED WIDELY IN THE LAST YEAR AND MAY FLUCTUATE WIDELY IN THE FUTURE.

     Our Class A common stock, which is traded on The New York Stock Exchange, has experienced and may continue to experience significant price and volume fluctuations that could adversely affect the market price of our Class A common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in financial results, earnings below analysts' estimates and financial performance and other activities of other publicly traded companies in the semiconductor industry could cause the price of our Class A common stock to fluctuate substantially. In addition, in recent periods, our Class A common stock, the stock market in general and the market for shares of semiconductor industry-related stocks in particular have experienced extreme price fluctuations which have often been unrelated to the operating performance of the affected companies. Any similar fluctuations in the future could adversely affect the market price of our Class A common stock.

                                USE OF PROCEEDS

     The sale of Class A common stock in this offering by the selling stockholder will be for its own account and we will not receive any of the proceeds from such sale. The net proceeds received by us from our sale of Class A common stock in this offering, assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discounts and commissions and estimated offering expenses of $16.9 million, will be approximately $369.8 million ($412.5 million if the underwriters' over-allotment option is exercised in full), at an assumed offering price of $29.75 per share (the last reported sale price on the New York Stock Exchange on May 17, 2002). The net proceeds received by us from the sale of Class A common stock by us in this offering will be used in part to redeem the $285.0 million outstanding principal amount of our 10 1/8% Senior Subordinated Notes due March 15, 2007 at a redemption price (expressed as a percentage of principal amount) of 105.063% plus accrued interest. The remaining net proceeds will be used for general corporate purposes. Prior to such use, the net proceeds will be invested in accordance with our usual cash management practices.

                              OUR DIVIDEND POLICY

     We have never declared or paid dividends on our Class A common stock. We currently do not intend to pay dividends on our common stock in the foreseeable future so that we may reinvest in our business. The payment of dividends, if any, in the future will be at the discretion of our board of directors.

                        PRICE RANGE OF OUR COMMON STOCK

     Our Class A common stock is listed on the New York Stock Exchange under the symbol "FCS." The following table sets forth for the periods indicated the high and low sale prices per share of our Class A common stock, as reported by the New York Stock Exchange for the stated calendar quarter.

                                                              PRICE OF COMMON STOCK
                                                              ----------------------
                                                                HIGH          LOW
                                                              --------      --------
CALENDAR 2002
Second Quarter
(from April 1, 2002 to May 17, 2002)........................   $32.03        $24.78
First Quarter
(from December 31, 2001 to March 31, 2002)..................   $30.50        $22.80
CALENDAR 2001
Fourth Quarter
(from October 1 to December 30, 2001).......................   $27.75        $15.30
Third Quarter
(from July 2 to September 30, 2001).........................   $25.35        $13.76
Second Quarter
(from April 2 to July 1, 2001)..............................   $24.35        $11.86
First Quarter
(from January 1 to April 1, 2001)...........................   $19.24        $12.63
CALENDAR 2000
Fourth Quarter
(from October 2 to December 31, 2000).......................   $29.25        $11.19
Third Quarter
(from July 3 to October 1, 2000)............................   $42.75        $27.50
Second Quarter
(from April 3 to July 2, 2000)..............................   $49.50        $31.25
First Quarter
(from December 27, 1999 to April 2, 2000)...................   $44.94        $25.38

     As of March 31, 2002, there were approximately 350 holders of record of our Class A common stock and no holders of our Class B common stock. The last reported sale price of our Class A common stock on May 17, 2002 on The New York Stock Exchange was $29.75 per share. As of March 31, 2002, there were 100,481,804 shares of our Class A common stock outstanding.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2002 on an historical basis and as adjusted to give effect to this offering of our Class A common stock and to the redemption of all of our 10 1/8% Senior Subordinated Notes plus accrued interest through May 17, 2002. The calculation of the net proceeds received by us from our sale of Class A common stock in this offering assumes the underwriters do not exercise their overallotment option and an offering price of $29.75 per share (the last reported sale price on the New York Stock Exchange on May 17, 2002). The 10 1/8% Senior Subordinated Notes are required to be redeemed at 105.063% of their $285.0 million principal value, plus accrued interest. The resulting premium, estimated at $14.4 million, would be charged against earnings at the redemption date, as well as approximately $8.0 million of unamortized deferred financing fees associated with the redeemed notes as of March 31, 2002, net of tax effect. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus supplement and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

                                                               AS OF MARCH 31, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN MILLIONS)
Cash and cash equivalents...................................  $  512.8    $  578.2
                                                              ========    ========
Long-term debt, including current portion:
  Senior credit facility(1).................................  $     --    $     --
  Other senior long-term debt...............................       3.4         3.4
  10 1/8% Senior Subordinated Notes Due March 15, 2007......     285.0          --
  10 3/8% Senior Subordinated Notes Due October 1, 2007.....     300.0       300.0
  10 1/2% Senior Subordinated Notes Due February 1, 2009....     350.0       350.0
  5% Convertible Senior Subordinated Notes Due November 1,
     2008...................................................     200.0       200.0
                                                              --------    --------
          Total long-term debt, including current portion...   1,138.4       853.4
                                                              --------    --------
Stockholders' equity:
  Class A common stock, $.01 par value, voting (170,000,000
     shares authorized, 100,581,358 shares issued,
     100,481,804 shares outstanding and 113,481,804 shares
     outstanding as adjusted)...............................       1.0         1.1
  Additional paid-in capital................................     816.4     1,186.1
  Retained earnings (deficit)(2)............................       2.8       (11.1)
  Accumulated other comprehensive income....................       0.8         0.8
  Less treasury stock (at cost).............................      (1.8)       (1.8)
                                                              --------    --------
          Total stockholders' equity........................     819.2     1,175.1
                                                              --------    --------
          Total capitalization..............................  $1,957.6    $2,028.5
                                                              ========    ========

---------------

(1) Borrowings of up to $299.2 million are available under the senior credit facility on a revolving basis and are available for general corporate purposes. At March 31, 2002, we had outstanding letters of credit under the senior credit facility totaling $0.8 million.

(2) The redemption premium and write-off of unamortized deferred financing fees is charged against retained earnings (deficit) net of tax benefit of 38%, which is our U.S. statutory rate.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial data. We derived the historical consolidated financial data for the fiscal years ended May 25, 1997, May 31, 1998 and May 30, 1999, for the seven months ended December 26, 1999 and for the years ended December 31, 2000 and December 30, 2001 from our audited consolidated financial statements. We derived the historical consolidated financial data as of and for the three months ended April 1, 2001 and March 31, 2002 from our unaudited condensed consolidated financial statements. In our opinion, the unaudited financial data include all adjustments (consisting of normal recurring adjustments) that we consider necessary for a fair presentation of the data. This information should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations included in this prospectus supplement and our audited consolidated financial statements and related notes incorporated by reference in this prospectus.

                                FISCAL YEAR ENDED        SEVEN MONTHS           YEAR ENDED             THREE MONTHS ENDED
                           ---------------------------      ENDED       ---------------------------   ---------------------
                           MAY 25,   MAY 31,   MAY 30,   DECEMBER 26,   DECEMBER 31,   DECEMBER 30,   APRIL 1,    MARCH 31,
                            1997      1998      1999         1999           2000           2001         2001        2002
                           -------   -------   -------   ------------   ------------   ------------   ---------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:(1)
Revenue(2)(3)............  $692.0    $789.2    $735.1      $ 786.2        $1,783.2       $1,407.7     $   385.3   $   336.9
Gross profit(2)(3).......   152.5     230.5     152.3        234.9           639.2          354.1         118.1        79.6
Research and
  development............    18.9      35.7      39.3         35.0            83.9           83.0          23.5        20.7
Selling, general and
  administrative(3)......    96.4      90.6      96.7         97.9           186.4          154.3          43.3        34.5
Amortization of
  acquisition-related
  intangibles............      --       1.4       8.4         19.5            37.6           53.1          10.4         9.3
Restructuring,
  impairments and other
  charges(3).............     5.3      15.5      55.3           --             3.4           35.2          22.3         5.3
                           ------    ------    -------     -------        --------       --------     ---------   ---------
  Operating income
    (loss)...............    31.9      87.3     (47.4)        82.5           327.9           28.5          18.6         9.8
Interest expense,
  net(3).................    11.2      54.5      71.8         56.2            58.0           88.6          16.5        26.1
Other (income)
  expense(3).............     1.4        --        --           --            (0.8)           4.0            --       (20.5)
                           ------    ------    -------     -------        --------       --------     ---------   ---------
  Income (loss) before
    income taxes.........    19.3      32.8    (119.2)        26.3           270.7          (64.1)          2.1         4.2
Provision (benefit) for
  income taxes(3)........     3.8      10.7      (5.1)         5.0            (2.4)         (22.4)          0.5         1.5
                           ------    ------    -------     -------        --------       --------     ---------   ---------
  Income (loss) before
    cumulative effect of
    change in accounting
    principle............    15.5      22.1    (114.1)        21.3           273.1          (41.7)          1.6         2.7
Cumulative effect of
  change in accounting
  principle..............      --      (1.5)       --           --              --             --            --          --
                           ------    ------    -------     -------        --------       --------     ---------   ---------
Net income (loss)........  $ 15.5      20.6    (114.1)        21.3           273.1          (41.7)          1.6         2.7
                           ======
Dividends on preferred
  stock..................              (8.7)     (9.8)        (2.0)             --             --            --          --
                                     ------    -------     -------        --------       --------     ---------   ---------
  Net income (loss)
    applicable to common
    stockholders.........            $ 11.9    $(123.9)    $  19.3        $  273.1       $  (41.7)    $     1.6   $     2.7
                                     ======    =======     =======        ========       ========     =========   =========
Basic earnings (loss) per
  common share:
  Income before
    cumulative effect of
    change in accounting
    principle............            $ 0.21    $(1.97)     $  0.24        $   2.80       $  (0.42)    $    0.02   $    0.03
  Cumulative effect of
    change in accounting
    principle............             (0.02)       --           --              --             --            --          --
                                     ------    -------     -------        --------       --------     ---------   ---------
                                     $ 0.19    $(1.97)     $  0.24        $   2.80       $  (0.42)    $    0.02   $    0.03
                                     ======    =======     =======        ========       ========     =========   =========

                                FISCAL YEAR ENDED        SEVEN MONTHS           YEAR ENDED             THREE MONTHS ENDED
                           ---------------------------      ENDED       ---------------------------   ---------------------
                           MAY 25,   MAY 31,   MAY 30,   DECEMBER 26,   DECEMBER 31,   DECEMBER 30,   APRIL 1,    MARCH 31,
                            1997      1998      1999         1999           2000           2001         2001        2002
                           -------   -------   -------   ------------   ------------   ------------   ---------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
Diluted earnings (loss)
  per common share:
  Income before
    cumulative effect of
    change in accounting
    principle............            $ 0.20    $(1.97)     $  0.23        $   2.69       $  (0.42)    $    0.02   $    0.03
  Cumulative effect of
    change in accounting
    principle............             (0.02)       --           --              --             --            --          --
                                     ------    -------     -------        --------       --------     ---------   ---------
                                     $ 0.18    $(1.97)     $  0.23        $   2.69       $  (0.42)    $    0.02   $    0.03
                                     ======    =======     =======        ========       ========     =========   =========
Weighted average common
  shares outstanding
  Basic..................              62.8      62.9         80.0            97.5           99.6          99.3       100.3
                                     ======    =======     =======        ========       ========     =========   =========
  Diluted................              65.0      62.9         83.7           101.4           99.6         101.2       106.1
                                     ======    =======     =======        ========       ========     =========   =========
OTHER FINANCIAL DATA:
Revenue:
  Analog.................  $   --    $ 41.6    $ 99.8      $ 177.8        $  380.6       $  302.9     $    84.1   $    77.5
  Discrete...............   164.5     187.3     222.8        316.9           749.0          664.6         155.2       178.8
  Interface and logic       285.3     303.0     267.6        184.0           424.2          266.3          92.1        51.5
  Other(2)(4)............   242.2     257.3     144.9        107.5           229.4          173.9          53.9        29.1
                           ------    ------    -------     -------        --------       --------     ---------   ---------
Total revenue............  $692.0    $789.2    $735.1      $ 786.2        $1,783.2       $1,407.7     $   385.3   $   336.9
                           ======    ======    =======     =======        ========       ========     =========   =========
Pro forma net income
  (loss)(3)..............  $ 34.9    $ 33.5    $(33.4)     $  54.5        $  282.5       $   23.5     $    26.1   $    (1.1)
Depreciation and other
  amortization...........    77.1      83.4      95.4         62.8           113.5          126.0          30.1        32.0
Adjusted EBITDA(5).......   128.4     187.6     127.1        173.1           477.0          245.3          81.4        56.4
Capital expenditures.....    47.1      78.0      46.2         74.8           301.9          117.8          47.4        21.0
CONSOLIDATED BALANCE
  SHEET DATA (END OF
  PERIOD):
Inventories..............  $ 73.1    $108.0    $148.6      $ 166.3        $  192.8       $  209.1     $   244.1   $   204.5
Total assets.............   555.0     634.3    1,095.7     1,137.6         1,837.5        2,149.2       2,156.3     2,152.7
Long-term debt, less
  current portion........   487.9     526.7    1,045.9       717.2           705.2        1,138.2       1,059.1     1,138.0
Total stockholders'
  equity (deficit).......  (133.3)   (116.6)   (240.4)       213.2           837.7          808.0         840.7       819.2

---------------

(1) For Fiscal 1997, statement of operations data includes the direct expense of the Fairchild Semiconductor business of National Semiconductor and allocated expenses from National Semiconductor. Such amounts may not be comparable to data for Fiscal 1998 and subsequent periods.

(2) Revenues and gross profit in Fiscal 1999 were negatively impacted by $5.5 million and $15.4 million, respectively, due to one-time write-offs for additional sales and inventory reserves as a result of our memory division restructuring. Revenues and gross profit for the year ended 2000 include $2.1 million and $5.4 million in revenue and gross profit, respectively, due to the adjustment of distributor and inventory reserves originally recorded in connection with the 1999 memory restructuring. For the year ended 2001, a $2.5 million charge impacted gross profit for inventory charges associated with the analog restructuring. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring and Impairments."

(3) The following table reconciles net income (loss) to pro forma net income
    (loss). Pro forma net income (loss) excludes unusual charges (gains), other (income) expense and amortization of acquisition-related intangibles, net of tax effects as follows:

                            FISCAL YEAR ENDED        SEVEN MONTHS           YEAR ENDED             THREE MONTHS ENDED
                       ---------------------------      ENDED       ---------------------------   --------------------
                       MAY 25,   MAY 31,   MAY 30,   DECEMBER 26,   DECEMBER 31,   DECEMBER 30,   APRIL 1,   MARCH 31,
                        1997      1998      1999         1999           2000           2001         2001       2002
                       -------   -------   -------   ------------   ------------   ------------   --------   ---------
Net income (loss)....   $15.5     $20.6    $(114.1)     $21.3          $273.1         $(41.7)      $ 1.6      $  2.7
Adjustments to
  reconcile net
  income (loss) to
  pro forma net
  income (loss):
Restructuring,
  impairments and
  other charges:
  Restructuring and
    impairment
    charges
    (gains)..........     5.3        --      21.3          --            (2.1)          21.4         9.5         3.6
  Purchased
    in-process
    research and
    development......      --      15.5      34.0          --             9.0           13.8        12.8         1.7
  Gain on sale of
    former Mountain
    View, California
    facility.........      --        --        --          --            (3.5)            --          --          --
                        -----     -----    -------      -----          ------         ------       -----      ------
    Total............     5.3      15.5      55.3          --             3.4           35.2        22.3         5.3
Distributor and
  inventory reserves
  in connection with
  1999 Memory
  restructuring......      --        --      15.4          --            (5.4)            --          --          --
Retention bonuses....    14.1
Inventory charges
  associated with the
  Analog
  restructuring......      --        --        --          --              --            2.5          --          --
Forgiveness of
  certain management
  tax-related
  loans..............      --        --        --         8.3              --             --          --          --
Write-off of deferred
  financing fees.....      --        --       5.2         7.2             3.6             --          --          --
Non-recurring release
  of deferred tax
  asset valuation
  allowance..........      --        --        --          --           (26.3)            --          --          --
Write-off of equity
  investment.........      --        --        --          --              --            4.0          --          --
Gain on sale of space
  and defense product
  line...............      --        --        --          --              --             --          --       (20.5)
Amortization of
  acquisition-related
  intangibles........      --       1.4       8.4        19.5            37.6           53.1        10.4         9.3
Less associated tax
  effects............      --      (5.5)     (3.6)       (1.8)           (3.5)         (29.6)       (8.2)        2.1
Cumulative effect of
  change in
  accounting
  principle, net of
  tax................      --       1.5        --          --              --             --          --          --
                        -----     -----    -------      -----          ------         ------       -----      ------
Pro forma net income
  (loss).............   $34.9     $33.5    $(33.4)      $54.5          $282.5         $ 23.5       $26.1      $ (1.1)
                        =====     =====    =======      =====          ======         ======       =====      ======

    For Fiscal 1997, the restructuring and impairment charge was associated with employee separation costs related to severance and other costs associated with work force reduction actions. Other unusual charges included $14.1 million for payment of retention bonuses in connection with the recapitalization. For Fiscal 1998, $15.5 million of purchased in-process research and development was recorded in connection with our acquisition of the Raytheon semiconductor business. Other unusual charges include $1.5 million recorded for the cumulative effect of a change in accounting principle regarding our accounting for certain capitalized software costs. For Fiscal 1999, restructuring and impairments included $4.5 million of employee separation costs related to severance and other costs associated with work force reduction actions, $2.7 million associated with the transfer of analog assembly and test operations, $10.0 million for the closure of the Mountain View facility and $4.1 million associated with the restructuring of our memory business. Purchased in-process research and development of $34.0 million was recorded in connection with our acquisition of the power device business. Other unusual charges included $15.4 million for distributor and inventory reserves associated with our memory restructuring, and $5.2 million for the write-off of deferred financing fees associated with the refinancing of our senior credit facility, included in interest expense. For Stub Year 1999, unusual charges included $8.3 million for forgiveness of certain management tax-related loans in connection with our initial public offering and $7.2 million for the write-off of deferred financing fees associated with the debt retired with the proceeds received from our initial public offering, included in interest expense. For Calendar 2000, the restructuring and impairment gain was associated with an adjustment to reserves recorded in connection with the memory restructuring action in Fiscal 1999. Purchased in-process research and development was recorded in connection with our acquisitions of QT Optoelectronics, KOTA and Micro Linear. Additionally, a $3.5 million gain was recorded in conjunction with the sale of our former Mountain View, California facility. Other unusual charges (gains) included a $(5.4) million reserve adjustment associated with the memory restructuring, a $3.6 million charge for the write-off of deferred financing fees, included in interest expense, associated with the refinancing of our senior credit facility, and ($26.3) million for a deferred tax valuation reserve adjustment, as we determined that it was more likely than not that we would utilize our deferred tax assets. For Calendar 2001, restructuring and impairment charges included $13.1 million of employee separation costs related to severance and other costs associated with work force reduction actions, and an $8.3 million charge for asset impairments relating to the consolidation of the five-inch wafer fabrication line in South Portland, Maine. Purchased in-process research and development was recorded in connection with our acquisitions of DPP and Impala. Other unusual charges included $2.5 million related to inventory charges associated with the discontinuance of the digitizer product line in our Analog Group, and $4.0 million for the write-off of an equity investment included in other (income) expense. For the three months ended April 1, 2001, restructuring and impairment charges included the asset impairment charge in our South Portland, Maine facility and severance costs ($1.2 million) associated with workforce reduction actions. Purchased in-process research and development was recorded in connection with the acquisition of DPP. For the three months ended March 31, 2002, restructuring and impairment charges included severance and other costs associated with workforce reduction actions. Purchased in-process research and development was recorded in connection with the acquisitions of SPT and I-Cube. Other unusual amounts included a $20.5 million gain on the sale of the space and defense product line that had been acquired as part of the DPP acquisition in Calendar 2001. This data is provided for informational purposes and is not intended to present results of operations in accordance with generally accepted accounting principles

(4) Other includes configurable products, optoelectronic products and contract manufacturing services. Optoelectronic products are included from May 28, 2000, which is the date that we acquired QT Optoelectronics.

(5) Adjusted EBITDA is defined as operating income before other (income) expense, interest expense, taxes, depreciation, amortization, restructuring and other unusual (gains) charges as discussed in footnote (3) above, which impact operating income. For Fiscal 1998, it excludes $1.5 million for the cumulative effect of change in accounting principle. For Fiscal 1999, it excludes $5.2 million of deferred financing fees included in interest expense. For Stub Year 1999, it excludes $7.2 million of deferred financing fees included in interest expense. For Calendar 2000, it excludes $3.6 million of deferred financing fees included in interest expense and a gain of $26.3 million from the release of a deferred tax valuation allowance. For Calendar 2001, it excludes $4.0 million from the write-off of an equity investment recorded in other (income) expense. For the three months ended March 31, 2002, it excludes a $20.5 million gain on the sale of the space and defense product line. Adjusted EBITDA is presented because we believe that it is a widely accepted financial indicator of an entity's ability to incur and service debt. Adjusted EBITDA should not be considered by you as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

BACKGROUND

     We are one of the largest independent semiconductor companies focused solely on developing, manufacturing and selling high performance semiconductors critical to multiple end markets. We design, develop and market analog, discrete, interface and logic, non-volatile memory and optoelectronic semiconductors. Within our broad product portfolio, we focus on providing discrete and analog power management and interface solutions. Nearly two-thirds of our trade sales in the first quarter of 2002 were from discrete and analog products used directly in power applications such as voltage conversion, power regulation, power distribution, and power and battery management. With the acquisition in 2001 of DPP from Intersil Corporation, we believe that we are now the world's leading supplier of power analog and power discrete products. Our products are used as building block components in a wide variety of electronic applications, including sophisticated computers and internet hardware; communications; networking and storage equipment; industrial power supply and instrumentation equipment; portable digital consumer cameras, displays, audio/video devices, household appliances; and automotive ignition applications. Because of their basic functionality, our products provide customers with greater design flexibility than more highly integrated products and improve the performance of more complex devices or systems. Given these characteristics, our products have a wide range of applications. Our products are sold to customers in the personal computer, industrial, communications, consumer electronics and automotive markets.

     On April 13, 1999, we purchased the power device business of Samsung Electronics Co., Ltd. for approximately $414.9 million in cash, including fees and expenses. The power device business designs, manufactures and markets power discrete semiconductors and standard analog integrated circuits serving the personal computer, industrial, communications and consumer electronics markets. The acquisition of the power device business not only enhanced our analog and power discrete product offerings, but also provided us with a greater market presence in South Korea. In connection with the acquisition of the power device business, the Korean government granted a ten-year tax holiday. The exemption from corporate income tax was 100% for the first seven years of the holiday and 50% for the remaining three years of the holiday. During Calendar 2000, the tax holiday was extended such that the exemption amounts were increased to 75% in the eighth year and a 25% exemption was added for the eleventh year.

     On May 28, 2000, we purchased QT Optoelectronics for approximately $92.0 million in cash and common stock. QT Optoelectronics designs, manufactures and markets LED lamps and displays, infrared components, custom optoelectronics and optocouplers and is the world's largest independent company solely focused on optoelectronics. This acquisition gave us a position in a $4.2 billion market. Revenue opportunities exist in being able to offer these products to existing Fairchild customers who were purchasing from competitors.

     On September 8, 2000, we purchased the power management business of Micro Linear for approximately $11.0 million in cash. That business consists of analog products including offline power switches, low power battery management, video filters and bus terminators. This acquisition expanded the breadth of our overall position in the power management analog business.

     On September 8, 2000, we purchased KOTA, for approximately $12.1 million in cash. That business designs, manufactures and markets high-performance operational amplifiers and other standard linear products. This acquisition positioned us with leading technology in the operational amplifier market, and expanded our penetration into markets that include cellular phones, CD-ROM drives and portable applications.

     On March 16, 2001 we acquired substantially all of the assets of, and assumed certain liabilities of DPP, for approximately $344.2 million in cash. DPP designs, manufactures and markets power discrete semiconductors serving the personal computer, industrial power supply and automotive ignition control markets. The acquisition of this business enhanced our power discrete product portfolio and gave us greater market presence in the U.S. and European automotive and industrial markets.

     On September 5, 2001, we acquired Impala for approximately $4.6 million paid in common stock. That business designs analog power management semiconductors for a wide range of portable devices including laptops, MP3 players, cell phones, portable test equipment and PDAs.

     On March 20, 2002, we acquired the cross-point switch product line and associated intellectual property of I-Cube, Inc. for approximately $1.0 million in cash, including related acquisition costs. Cross-point switches are critical to Internet infrastructure, data communications, telecommunications, broadcast video, test equipment and digital signal processing.

     On March 20, 2002, we sold our military and space-related discrete power product line to International Rectifier Corporation for approximately $29.6 million in cash.

     On March 25, 2002, we acquired SPT, a wholly-owned subsidiary of Toko, Inc. for approximately $4.0 million in cash. SPT, located in Colorado Springs, Colorado, markets high performance analog-to-digital and digitial-to-analog converters and comparators for the consumer, communications and industrial markets. The purchase also included a design center in Horten, Norway.

FISCAL YEAR CHANGE

     During 1999, we changed our fiscal year-end from the last Sunday in May to the last Sunday in December. Our last fiscal year under our old accounting calendar was the year ended May 30, 1999, which we refer to as "Fiscal 1999." Our first fiscal year following this change was the year ended December 31, 2000, which we refer to as "Calendar 2000." We sometimes refer to the transition period from May 31, 1999 to December 26, 1999 as "Stub Year 1999."

SEGMENT INFORMATION

     Our products are organized into three reportable segments: Analog and Mixed Signal Products, Discrete Products, and Interface and Logic Products. Other products, which include non-volatile memory, optoelectronics and contract manufacturing services, do not meet the requirements of a reportable segment under SFAS No. 131. The following table sets forth the composition of trade revenue by reportable segments and contract manufacturing services as a percentage of total revenues, excluding one-time charges in Fiscal 1999 and the twelve months ended December 26, 1999, which we refer to as Calendar 1999, totaling $5.5 million in Other revenues. Excluded from Other revenues in Calendar 2000 is a gain of $2.1 million resulting from the adjustment of distributor reserves originally recorded in connection with the 1999 memory division restructuring.

                                                                            THREE MONTHS ENDED
                          FISCAL       STUB YEAR         CALENDAR          --------------------
                       -------------   ---------   ---------------------   APRIL 1,   MARCH 31,
                       1998    1999      1999      1999    2000    2001      2001       2002
                       -----   -----   ---------   -----   -----   -----   --------   ---------
Analog...............    5.3%   13.5%     22.6%     20.2%   21.3%   21.5%    22.9%       23.8%
Discrete.............   23.7    30.1      40.3      37.9    42.0    47.2     42.2        54.8
Interface & Logic....   38.4    36.1      23.4      26.7    23.8    18.9     25.0        15.8
Other................   13.2     9.4       4.5       5.1     7.2     7.5      5.4         2.4
                       -----   -----     -----     -----   -----   -----    -----       -----
     Subtotal Net
     Sales -- trade..   80.6    89.1      90.8      89.9    94.3    95.1     95.5        96.8
Contract
  manufacturing
  services...........   19.4    10.9       9.2      10.1     5.7     4.9      4.5         3.2
                       -----   -----     -----     -----   -----   -----    -----       -----
     Total...........  100.0%  100.0%    100.0%    100.0%  100.0%  100.0%   100.0%      100.0%
                       =====   =====     =====     =====   =====   =====    =====       =====

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED APRIL 1, 2001

     Results of Operations. We generated net income of $2.7 million in the first quarter of 2002 compared to $1.6 million in the comparable period of 2001. During the first quarter of 2002, amortization of goodwill was discontinued in accordance with SFAS No. 142. Had goodwill not been amortized in the first quarter of 2001, net income would have been $3.2 million. Excluding unusual (gains) charges and amortization of acquisition-related intangibles, pro forma net income (loss) was as follows:

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                              APRIL 1,   MARCH 31,
                                                                2001       2002
                                                              --------   ---------
                                                                 (IN MILLIONS)
Net income..................................................   $ 1.6      $  2.7
  Restructuring and impairments.............................     9.5         3.6
  Purchased in-process research and development.............    12.8         1.7
  Gain on sale of space and defense product line............      --       (20.5)
  Amortization of acquisition-related intangibles...........    10.4         9.3
  Less associated tax effects...............................    (8.2)        2.1
                                                               -----      ------
Pro forma net income (loss).................................   $26.1      $ (1.1)
                                                               =====      ======

     Restructuring and impairments in the first quarter of 2002 include $3.6 million for employee severance and other costs associated with approximately 150 salaried and hourly employees severed in the United States, Europe, Japan and Malaysia. Restructuring and impairments in the first quarter of 2001 include asset impairment charges related to the consolidation of the five-inch wafer fabrication line in South Portland, Maine ($8.3 million) as well as employee severance and other costs ($1.2 million) associated with approximately 300 salaried, hourly and temporary employees severed primarily in Cebu, the Philippines.

     Purchased in-process research and development was recorded in the first quarter of 2002 in connection with our acquisitions of I-Cube ($1.0 million) and SPT ($0.7 million). Purchased in-process research and development of $12.8 million was recorded in connection with our acquisition of DPP in the first quarter of 2001.

     Operating income was $9.8 million in the first quarter of 2002 compared to $18.6 million in the first quarter of 2001. Excluding restructuring and impairments and purchased in-process research and development, pro forma operating income was $15.1 million in the first quarter of 2002 compared to $40.9 million in the first quarter of 2001. The decrease in operating income is primarily due to an overall decline in the semiconductor industry as well as the economy generally, resulting in lower gross profit driven by lower prices, unit volumes and underutilization of our factories, as well as from lower contract manufacturing revenue. This decrease in lower gross profits has been partially offset by cost reductions in our operating expenses.

     On a segment basis, Analog had operating income of $5.6 million for the first quarter of 2002, compared to $4.0 million in the first quarter of 2001. The increase in Analog's operating income was primarily due to a decrease in revenues and gross margins offset by decreases in selling, general and administrative expenses and intangibles amortization, as a result of the implementation of SFAS No. 142. Discrete had operating income of $7.3 million in the first quarter of 2002 compared to operating income of $12.3 million in the first quarter of 2001. The decrease in Discrete's operating income was primarily due to a decrease in gross margins, coupled with an increase in research and development and selling, general and administrative expenses due primarily to a full quarter of the DPP expenses in the first quarter of 2002 as compared to the first quarter of 2001. Interface and Logic had operating income of $2.2 million in the first quarter 2002 compared to operating income of $21.2 million in the first quarter of 2001. The decrease in Interface and Logic's operating income was the result of a decrease in gross margin partially offset by decreases in research and development and selling, general and administrative expenses.

     Excluding depreciation and amortization of $41.3 million in the first quarter of 2002 and $40.5 million in the first quarter of 2001, restructuring and impairments, purchased in-process research and development and other income, earnings before interest, taxes depreciation and amortization (EBITDA) were $56.4 million in the first quarter of 2002 compared to $81.4 million in the first quarter of 2001. EBITDA is presented because we believe that it is a widely accepted financial indicator of an entity's ability to incur and service debt. Pro forma net income (loss) and pro forma operating income are presented because we use them as alternative measures of the operating performance of the business. EBITDA, pro forma net income, and pro forma operating income should not be considered as an alternative to net income, operating income, or other consolidated operations and cash flow data prepared in accordance with accounting principles generally accepted in the United States of America, as an indicator of our operating performance, or as an alternative to cash flow as a measure of liquidity.

     Revenues. Our revenues consist of trade sales to unaffiliated customers (96.8% of total revenues in the first quarter of 2002 and 95.5% of total revenues in the first quarter of 2001) and revenues from contract manufacturing services provided to National Semiconductor and Samsung Electronics (3.2% of total revenues in the first quarter 2002 and 4.5% of total revenues in the first quarter of 2001).

     Trade sales were $326.2 million in the first quarter of 2002 compared to $367.8 million for the first quarter of 2001. The decrease in trade sales was the result of lower unit volumes coupled with lower average selling prices.

     Analog revenues decreased 7.8% to $77.5 million in the first quarter of 2002 from $84.1 million in the first quarter of 2001. The decrease is a result of lower sales for low drop-out regulators and microcontrollers, which are directed towards communications applications, offset by strength in sales of our Fairchild Power Switch, which is directed toward consumer applications. Discrete revenues increased 15.2% to $178.8 million in the first quarter 2002 compared to $155.2 million in the first quarter of 2001. The increase is primarily the result of a full quarter of revenue from our DPP acquisition, which occurred late in the first quarter of 2001. Interface and Logic revenues decreased 44.1% to $51.5 million in the first quarter of 2002 from $92.1 million in the first quarter of 2001. The decrease is a result of lower revenues from our mature products, as well as lower revenue from our Tiny Logic(TM) products as a result of the slow down in the communications market.

     As a percentage of trade sales, geographic trade sales for North America, Europe, Asia/Pacific (which for our geographic reporting purposes excludes Korea) and Korea were as follows for the three months ended April 1, 2001 and March 31, 2002:

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                              APRIL 1,   MARCH 31,
                                                                2001       2002
                                                              --------   ---------
North America...............................................     21%         16%
Europe......................................................     14          11
Asia/Pacific................................................     47          51
Korea.......................................................     18          22
                                                                ---         ---
          Total.............................................    100%        100%
                                                                ===         ===

     North American revenues decreased 33% in the first quarter 2002 compared to the first quarter of 2001. The North American sales region has been hardest hit by the inventory correction occurring in all end market segments, as well as weak economic conditions in the United States. European revenues decreased 28% in the first quarter of 2002 compared to the first quarter of 2001. They have been impacted by the same factors affecting North America. Revenues in our Asia/Pacific sales region decreased 4% in the first quarter of 2002 compared to the first quarter of 2001. The small year over year decrease in Asia/ Pacific as compared to other regions is a function of our strong presence in this region. While revenues decreased 4% year over year driven by comparative weakness in the consumer and communications markets, sequentially, revenues in this region increased 1%. Sales in our Korean region increased 8% in the first quarter of 2002 compared to the first quarter of 2001. This increase was due to strong demand from our largest customer, Samsung Electronics.

     Contract manufacturing revenues decreased 38.9% to $10.7 million in the first quarter of 2002 compared to $17.5 million in the first quarter of 2001. The decrease in contract manufacturing revenue resulted from diminishing demand from both National Semiconductor and Samsung Electronics.

     Gross Profit. Gross profit was as follows for the three months ended April 1, 2001 and March 31, 2002:

                                                              THREE MONTHS ENDED
                                                         -----------------------------
                                                           APRIL 1,        MARCH 31,
                                                             2001             2002
                                                         -------------    ------------
                                                                  (IN MILLIONS)
Trade gross profit.....................................  $112.8   30.7%   $77.6  23.8%
                                                         ------   ----    -----  -----
Contract manufacturing gross profit....................     5.3   30.3%     2.0  18.7%
                                                         ------   ----    -----  -----
          Total gross profit...........................  $118.1   30.7%   $79.6  23.6%
                                                         ------   ----    -----  -----

     The decrease in gross profit was primarily due to lower prices and unit volumes, an unfavorable product mix and lower capacity utilization.

     Research and Development. Research and development expenses ("R&D") were $20.7 million, or 6.3% of trade sales, in the first quarter of 2002, compared to $23.5 million, or 6.4% of trade sales, in the first quarter of 2001. The decrease was due to spending reductions in response to softer market conditions, offset by increased R&D as a result of a full quarter of R&D expenses in 2002 from our DPP acquisition.

     Selling, General and Administrative. Selling, general and administrative expenses ("SG&A") were $34.5 million, or 10.6% of trade sales, in the first quarter of 2002, compared to $43.3 million, or 11.8% of trade sales, in the first quarter of 2001. We have offset SG&A from our acquired businesses in 2001 with spending reductions in response to softer market conditions.

     Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles was $9.3 million in the first quarter of 2002, compared to $10.4 million in the first quarter of 2001. The decrease in amortization is due to our adoption of FAS 142 ($2.1 million) offset by increases in intangible amortization as a result of a full quarter of amortization for our DPP acquisition as well as the result of our Impala acquisition in the latter part of 2001 ($1.0 million).

     Interest Expense. Interest expense was $28.6 million in the first quarter 2002 compared to $23.9 million in the first quarter of 2001. The increase in interest expense was principally the result of expense associated with the $350.0 million of 10 1/2% Senior Subordinated Notes we sold in the first quarter of 2001 as well as the $200.0 million of 5% Convertible Senior Subordinated Notes we sold in the fourth quarter of 2001. This increase is partially offset by a decrease in interest expense as a result of a reduction in our revolving credit facility balance.

     Interest Income. Interest income was $2.5 million in the first quarter of 2002 compared to $7.4 million in the first quarter of 2001. The decrease in interest income for the first quarter of 2002 compared to the comparable period of 2001 was due to lower rates of return on our short-term investments.

     Other Income. In the first quarter of 2002, we recorded a gain of $20.5 million related to the sale of our military and space-related discrete power product line.

     Income Taxes. Income tax expense was $1.5 million for the first quarter of 2002 compared to $0.5 million for the first quarter of 2001. The effective tax rate for the first quarter of 2002 was 36% compared to 25% for the first quarter of 2001. The increase in our effective tax rate was due primarily to regional economic conditions resulting in decreased profits in certain low tax jurisdictions.

YEAR ENDED DECEMBER 30, 2001 COMPARED TO YEAR ENDED DECEMBER 30, 2000

     Results of Operations. We generated a net loss of $(41.7) million for the year ended December 30, 2001, which we refer to as Calendar 2001, compared to net income of $273.1 million in Calendar 2000. Excluding unusual charges (gains) and amortization of acquisition-related intangibles, net of tax effects, pro forma net income was as follows for Calendar 2000 and Calendar 2001, respectively:

                                                             CALENDAR 2000   CALENDAR 2001
                                                             -------------   -------------
                                                                     (IN MILLIONS)
Net income (loss)..........................................     $273.1          $(41.7)
Restructuring and impairments..............................       (5.6)           21.4
Purchased in-process research and development..............        9.0            13.8
Non-recurring (gains) charges..............................       (1.8)            2.5
Write-off of equity investment.............................         --             4.0
Non-recurring release of deferred tax asset valuation
  allowance................................................      (26.3)             --
Amortization of acquisition-related intangibles............       37.6            53.1
Less associated tax effects................................       (3.5)          (29.6)
                                                                ------          ------
Pro forma net income.......................................     $282.5          $ 23.5
                                                                ======          ======

     For Calendar 2001, restructuring and impairments included $13.1 million of employee separation costs related to severance and other costs associated with work force reduction actions, and an $8.3 million charge for asset impairments relating to the consolidation of the five-inch wafer fabrication line in South Portland, Maine. Purchased in-process research and development was recorded in connection with our acquisitions. Non-recurring (gains) charges of $2.5 million relate to inventory charges associated with the discontinuance of the digitizer product line in our Analog group. Additionally, we took a charge of $4.0 million for the write-off of an equity investment included in other (income) expense. For Calendar 2000, restructuring and impairments were associated with an adjustment to reserves recorded in connection with the Memory restructuring action in Fiscal 1999, and a one-time gain on the sale of our former Mountain View, California facility. Purchased in-process research and development was recorded in connection with our acquisitions. Non-recurring (gains) charges included a $3.6 million write-off of deferred financing fees, included in interest expense, associated with the refinancing of our senior credit facility offset by a $(5.4) million adjustment to other reserves associated with the Memory restructuring. Finally, we adjusted our deferred tax valuation reserves in Calendar 2000 as we determined that it was more likely than not that we would utilize our deferred tax assets.

     Operating income was $28.5 million in Calendar 2001, compared to $327.9 million in Calendar 2000. Excluding unusual charges (gains) detailed above impacting operating income, operating income was $66.2 million in Calendar 2001, compared to $325.9 million in Calendar 2000. The decrease in operating income is primarily due to soft market conditions in the semiconductor industry during 2001, resulting in lower prices, unit volumes and underutilization of our factories, as well as from lower contract manufacturing revenue. Despite the current industry conditions, we have continued to invest in our research and development effort to drive new product introductions.

     Excluding depreciation and amortization of $179.1 million and $151.1 million in Calendar 2001 and Calendar 2000, respectively, unusual charges (gains) and other (income) expense, earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined were $245.3 in Calendar 2001, compared to $477.0 million in Calendar 2000. EBITDA is presented because we believe that it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered as an alternative to net income, operating income, or other consolidated operations and cash flow data prepared in accordance with accounting principles generally accepted in the United States of America, as an indicator of our operating performance, or as an alternative to cash flows as a measure of liquidity.

     Revenues. Our revenues consist of trade sales to unaffiliated customers (95.1% and 94.3% of total revenues in Calendar 2001 and Calendar 2000, respectively) and revenues from contract manufacturing services provided primarily to National Semiconductor and Samsung Electronics (together, 4.9% and 5.7% of total revenues in Calendar 2001 and Calendar 2000, respectively).

     Trade sales decreased 20.4% to $1,338.9 million in Calendar 2001 compared with $1,681.6 million in Calendar 2000. Additional revenue from DPP and other acquisitions that occurred in the latter part of 2000 and in 2001 partially offset lower revenue in our continuing businesses due to the industry-wide market slowdown. The lower revenue in our continuing business was the result of lower unit volumes and, to a lesser extent, decreases in average selling price.

     As a percentage of trade sales, geographic trade sales for North America, Europe, Asia/Pacific (which for our geographic reporting purposes excludes Korea) and Korea were as follows for the Calendar 2000 and Calendar 2001:

                                                             CALENDAR 2000   CALENDAR 2001
                                                             -------------   -------------
North America..............................................      23.4%           19.9%
Europe.....................................................      13.5            13.5
Asia/Pacific...............................................      45.5            47.6
Korea......................................................      17.6            19.0
                                                                 ----            ----
Total......................................................       100%            100%
                                                                 ====            ====

     North American trade sales decreased 32.2% in Calendar 2001 from Calendar 2000. Our trade sales in the North American region were adversely impacted more than any other region by decreased sales across a broad range of end market segments as customers adjusted their inventories to respond to weakening economic conditions in the U.S. European revenues decreased 20.3% in Calendar 2001 from Calendar 2000. They have been impacted by the same factors affecting North America. Revenues in our Asia/Pacific sales region decreased 16.7% in Calendar 2001 from Calendar 2000. The decrease in Asia/ Pacific sales was driven by the slow down in the computing segment, including peripherals, as many of the manufacturers for this market segment are located in this region. Sales in our Korean region decreased 14.2% in Calendar 2001 from Calendar 2000. This decrease was due to the impact of a weaker Korean economy as the financial restructuring in this country continues.

     Contract manufacturing revenues decreased 32.3% to $68.8 million in Calendar 2001 compared to $101.6 million in Calendar 2000. The decrease in contract manufacturing revenues was due primarily to diminishing demand from both National Semiconductor and Samsung Electronics.

     Gross Profit. Gross profit was as follows for Calendar 2000 and Calendar 2001:

                                                      CALENDAR 2000    CALENDAR 2001
                                                      --------------   --------------
                                                               (IN MILLIONS)
Trade gross profit..................................  $602.9   35.9%   $332.9   24.9%
Contract manufacturing gross profit.................    36.3   35.7%     21.2   30.8%
                                                      ------           ------
Total gross profit..................................  $639.2   35.8%   $354.1   25.2%
                                                      ======           ======

     Excluding unusual charges in 2001 associated with an inventory charge as a result of the discontinuance of the digitizer product line in our Analog group ($2.5 million), total gross profit was $356.6 million, or 25.3% of total revenues. Excluding an unusual gain in Calendar 2000 associated with revisions to estimated charges for the 1999 Memory restructuring action ($5.4 million), total gross profit was $633.8 million, or 35.5% of total revenues. The decrease in gross profit was primarily due to adverse pricing, and a shift in product mix to lower margin products and lower capacity utilization.

     Research and Development. Research and development expenses ("R&D") were $83.0 million, or 6.2% of trade sales, in Calendar 2001, compared to $83.9 million, or 5.0% of trade sales, in Calendar 2000. The decrease in R&D was due to spending reductions in response to softer market conditions, offset by the incremental R&D spending of the DPP business.

     Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses were $154.3 million, or 11.5% of trade sales, in Calendar 2001, compared to $186.4 million, or 11.1% of trade sales, in Calendar 2000. The decrease in SG&A was due to spending reductions in response to softer market conditions.

     Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles was $53.1 million in Calendar 2001, compared to $37.6 million in Calendar 2000. The increase in amortization was due to acquisitions that occurred in the latter part of 2000 and new acquisitions in 2001.

     Purchased In-process Research and Development. Purchased in-process research and development ("IPR&D") was $13.8 million for Calendar 2001, compared to $9.0 million for Calendar 2000. In Calendar 2001, IPR&D resulted from the acquisition of DPP and Impala. IPR&D for 2000 represents amounts from the acquisitions of QT Optoelectronics, KOTA, and Micro Linear. Further information regarding our IPR&D for significant acquisitions including significant assumptions, is addressed below under "In-Process Research and Development."

     Restructuring and Impairments. Restructuring and impairments of $21.4 million were recorded in Calendar 2001. These charges include an $8.3 million charge for asset impairments relating to the consolidation of the five-inch wafer fabrication line in South Portland, Maine, and $13.1 million for employee separation costs. In Calendar 2000, we incurred a pre-tax restructuring gain of $5.6 million. The gain is a result of proceeds from the sale of our former Mountain View, California facility ($3.5 million) and the adjustment to restructuring reserves recorded in Fiscal 1999 ($2.1 million) based upon final execution of several prior year plans.

     Interest Expense. Interest expense was $103.9 million in Calendar 2001, compared to $81.3 million in Calendar 2000. Interest expense in Calendar 2000 includes $3.6 million for the write-off of deferred financing fees associated with the refinancing of our senior bank facilities in Calendar 2000. Excluding this charge, interest expense was $77.7 million in Calendar 2000. The increase, excluding the unusual charge, is principally the result of additional interest associated with $350.0 million in principal of 10 1/2% Notes issued during the first quarter of 2001 and $200 million in principal of 5.0% Convertible Notes issued during the fourth quarter of 2001.

     Interest Income. Interest income was $15.3 million in Calendar 2001, compared to $23.3 million in Calendar 2000. The decrease is due to lower average cash balances coupled with lower rates of return.

     Other (Income) Expense, Net. In Calendar 2001, we recorded a loss of $4.0 million related to the write-off of an equity investment. In Calendar 2000, we recorded a $0.8 million gain on the buy-back of $15.0 million of our 10 1/8% Senior Subordinated Notes.

     Income Taxes. Income tax benefit was $22.4 million in Calendar 2001, compared to a tax benefit of $2.4 million in Calendar 2000. Included in Calendar 2000 is a one-time tax benefit of $26.3 million related to a reduction in the deferred tax asset valuation allowance. Management believed that it is more likely than not these assets will be realizable and, accordingly, reduced the valuation allowance on those deferred tax assets. Without the effect of the one-time benefit, our tax expense would have been $23.9 million, or an effective tax rate of 8.8% in Calendar 2000, compared to an effective tax rate of 35.0% in Calendar 2001. The increase in the effective tax rate is due principally to the fact that the effective tax rate in Calendar 2000 reflected the utilization of valuation allowances.

     Comparative disclosures of selected operating results of our reportable segments is as follows:

     Analog and Mixed Signal Products Group. Our Analog and Mixed Signal Products Group designs, manufactures and markets a broad line of products relating to power conversion, temperature sensing, system management, battery chargers and motor controls. Product offerings include standard linear products such as operational amplifiers, low drop out regulators and ground fault interrupters, motor control integrated circuits, smart power switches and D/C to D/C converters. Analog revenues decreased 20.4% to $302.9 million in Calendar 2001 from $380.6 million in Calendar 2000. The decrease in Analog revenue was driven by soft market conditions, particularly in the industrial and computing markets.

     Analog had operating income of $0.5 million in Calendar 2001 as compared to $40.6 million in Calendar 2000. The decrease in Analog's operating income was primarily due to decreases in gross margins due to decreased revenues coupled with lower factory utilization.

     Discrete Products Group. Our Discrete Products Group designs, manufactures and markets a broad line of power MOSFETs, IGBT's, power bipolar transistors for both high and low voltage applications, small signal transistors and diodes. An increasing volume of power MOSFETs are manufactured using our leading edge Trench technology. Discrete revenues decreased 11.3% to $664.6 million in Calendar 2001, compared to $749.0 million in Calendar 2000. The decrease was driven by soft market conditions in the communications and computing markets, offset by revenues attained through the acquisition of DPP.

     Discrete had operating income of $28.5 million in Calendar 2001 as compared to $129.7 million in Calendar 2000. The decrease in Discrete operating income was primarily due to decreases in gross margins driven by lower revenues and lower factory utilization, coupled with increases in operating expenses, including amortization of acquisition related intangibles, due to the acquisition of DPP.

     Interface and Logic Products Group. Our Interface and Logic Products Group designs, manufactures and markets a broad line of high-performance interface and standard logic products. Its interface products include building block products such as FST and GTL, and LVDS. Its logic products focus on the growing CMOS logic market, from industry standard FACT and HCMOS to new products such as TinyLogic(TM), Micropack(TM), and LVT. Logic revenues decreased 37.2% to $266.3 million in Calendar 2001, compared to $424.2 million in Calendar 2000. The decrease in Interface and Logic revenues was due to soft market conditions, particularly in the communications and computing markets.

     Interface and Logic had operating income of $26.6 million in Calendar 2001, compared to $106.5 million in Calendar 2000. The decrease in Interface and Logic's operating income was due to decreases in gross margin driven by lower revenues and lower factory utilization.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 26, 1999

     Comparative financial information for Calendar 1999 and Calendar 2000 is as follows:

                                                               CALENDAR     CALENDAR
                                                                 1999         2000
                                                              -----------   --------
                                                              (UNAUDITED)
                                                                  (IN MILLIONS)
REVENUE:
  Net sales -- trade........................................   $1,037.6     $1,681.6
  Contract manufacturing....................................      116.9        101.6
                                                               --------     --------
          Total revenue.....................................    1,154.5      1,783.2
OPERATING EXPENSES:
  Cost of sales -- trade....................................      764.4      1,078.7
  Cost of contract manufacturing............................       84.3         65.3
  Research and development..................................       53.1         83.9
  Selling, general and administrative.......................      136.8        186.4
  Amortization of acquisition -- related intangibles........       26.0         37.6
  Purchased in-process research and development.............       34.0          9.0
  Restructuring and impairments.............................       16.8         (5.6)
                                                               --------     --------
          Total operating expenses..........................    1,115.4      1,455.3
                                                               --------     --------
Operating income (loss).....................................       39.1        327.9
Interest expense............................................       94.6         81.3
Interest income.............................................       (0.7)       (23.3)
Other (income) expense, net.................................         --         (0.8)
                                                               --------     --------
Income (loss) before income taxes...........................      (54.8)       270.7
Provision (benefit) for income taxes........................       (2.2)        (2.4)
                                                               --------     --------
Net income (loss)...........................................   $  (52.6)    $  273.1
                                                               ========     ========

     Results of Operations. We generated net income of $273.1 million in Calendar 2000, compared to a net loss of $(52.6) million in Calendar 1999. Excluding unusual charges (gains) and amortization of acquisition-related intangibles, net of tax effects, pro forma net income was as follows for Calendar 1999 and Calendar 2000, respectively:

                                                              CALENDAR   CALENDAR
                                                                1999       2000
                                                              --------   --------
                                                                 (IN MILLIONS)
Net income (loss)...........................................   $(52.6)    $273.1
Restructuring and impairments...............................     16.8       (5.6)
Purchased in-process research and development...............     34.0        9.0
Non-recurring (gains) charges...............................     36.1       (1.8)
Non-recurring release of deferred tax asset valuation
  allowance.................................................       --      (26.3)
Amortization of acquisition-related intangibles.............     26.0       37.6
Less associated tax effects.................................     (5.7)      (3.5)
                                                               ------     ------
Pro forma net income........................................   $ 54.6     $282.5
                                                               ======     ======

     For Calendar 2000, restructuring and impairments were associated with an adjustment to reserves, recorded in connection with the Memory restructuring, and a one-time gain on the sale of our former Mountain View, California facility. Purchased in-process research and development was recorded in connection with our acquisitions. Non-recurring (gains) charges included a $3.6 million write-off of deferred financing fees, included in interest expense, associated with the refinancing of our senior credit facility offset by a $(5.4) million adjustment to other reserves associated with the Memory restructuring action in 1999. Finally, we adjusted our deferred tax valuation reserves in Calendar 2000 as we determined that it was more likely than not that we would utilize our deferred tax assets. For Calendar 1999, restructuring and impairments were recorded in connection with our Analog and Memory restructuring actions. Purchased in-process research and development was recorded in connection with the acquisition of our power device business. Non-recurring charges included $15.4 million for other reserves associated with our Memory restructuring action, $12.4 million for the write-off of deferred financing fees, included in interest expense, and an $8.3 million charge for forgiveness of certain management tax loans in connection with our initial public offering.

     Operating income was $327.9 million in Calendar 2000, compared to $39.1 million in Calendar 1999. Excluding unusual charges (gains) detailed above impacting operating income, operating income was $325.9 million in Calendar 2000, compared to $113.6 million in Calendar 1999. The increase in operating income is due to higher revenues and gross profits due to improved pricing, new product introductions and improved business conditions, resulting in higher factory utilization. In addition, operating income improved due to a full year of power device results in Calendar 2000, compared to approximately nine months in Calendar 1999, and the effect on operating income from the acquisitions consummated in Calendar 2000.

     Excluding depreciation and amortization of $151.1 million and $130.8 million in Calendar 2000 and Calendar 1999, respectively, unusual charges (gains) and other (income) expense, EBITDA as defined was $477.0 million in Calendar 2000 compared to $244.4 million in Calendar 1999.

     Revenues. Trade sales to unaffiliated customers were 94.3% and 89.9% of total revenues in Calendar 2000 and Calendar 1999, respectively and revenues from contract manufacturing services provided to National Semiconductor and Samsung Electronics together were 5.7% and 10.1% of total revenues in Calendar 2000 and Calendar 1999, respectively.

     Trade sales increased 62.1% to $1,681.6 million in Calendar 2000 compared with $1,037.6 million in Calendar 1999. The increase in our trade sales resulted from higher sales volume reflecting strength in end markets, the effect of acquisitions, higher average selling prices and an improved sales mix due to new product introductions.

     As a percentage of trade sales, geographic trade sales for North America, Europe, Asia/Pacific and Korea were as follows for the Calendar 1999 and Calendar 2000:

                                                                CALENDAR     CALENDAR
                                                                  1999         2000
                                                               -----------   --------
                                                               (UNAUDITED)
North America...............................................      23.9%        23.4%
Europe......................................................      13.5         13.5
Asia/Pacific................................................      44.9         45.5
Korea.......................................................      17.7         17.6
                                                                  ----         ----
Total.......................................................       100%         100%
                                                                  ====         ====

     North American revenues increased 57.9% in Calendar 2000 from Calendar 1999. This increase was due to strong distribution sales in both the industrial and consumer markets and improvements in communications and computing, as well as the effect of acquisitions. Revenues in the Europe region increased 61.5% in Calendar 2000 from Calendar 1999. The increase in Europe was due to improvements in the communications, consumer and distribution markets, as well as the effect of acquisitions. Asia/ Pacific region revenues increased 63.7% in Calendar 2000 from Calendar 1999. The increase is due to strength in the consumer segment, improved regional economic conditions, expansion into the China markets, the expansion of customers using Asian contract manufacturing locations and the effect of acquisitions. Our Korean region increased 60.5% in Calendar 2000 from Calendar 1999. This was primarily the result of the effect of a full year of power device business revenues in Calendar 2000.

     Contract manufacturing revenues decreased 13.1% to $101.6 million in Calendar 2000 compared to $116.9 million in Calendar 1999. The decrease in contract manufacturing revenues was due primarily to diminishing demand from National Semiconductor.

     Gross Profit. Gross profit was as follows for Calendar 1999 and Calendar 2000:

                                                           CALENDAR          CALENDAR
                                                             1999              2000
                                                         -------------     -------------
                                                          (UNAUDITED)
                                                                  (IN MILLIONS)
Trade gross profit.....................................  $273.2   26.3%    $602.9   35.9%
Contract manufacturing gross profit....................    32.6   27.9%      36.3   35.7%
                                                         ------            ------
Total gross profit.....................................  $305.8   26.5%    $639.2   35.8%
                                                         ======            ======

     Excluding non-recurring charges (gains) associated with the Memory restructuring of $(5.4) million and $15.4 million in Calendar 2000 and Calendar 1999, respectively, gross profit increased 97.3% to $633.8 million in Calendar 2000 as compared to $321.2 million in Calendar 1999, and trade gross profits increased 107.0% to $597.5 million in Calendar 2000 from $288.6 million in Calendar 1999. The increase in trade gross profit on both an historical and adjusted basis was due in part to a better sales mix resulting from new product introductions and slightly higher average selling prices, as well as the favorable effect of increased factory utilization.

     The increase in contract manufacturing gross profit was due to favorable pricing adjustments and improved factory utilization, as well as incremental business with Samsung Electronics as a result of the acquisition of the power device business.

     Research and Development. R&D expenses were $83.9 million, or 5.0% of trade sales, in Calendar 2000, compared to $53.1 million, or 5.1% of trade sales, in Calendar 1999. The increase in R&D spending was primarily due to spending on new product development and spending from our acquired businesses in Calendar 2000 which was not included in Calendar 1999.

     Selling, General and Administrative. SG&A expenses were $186.4 million, or 11.1% of trade sales, in Calendar 2000, compared to $136.8 million, or 13.2% of trade sales, in Calendar 1999. SG&A expenses for Calendar 1999 include an unusual charge of $8.3 million for the forgiveness of certain loans made to management investors for payment of individual income tax liabilities resulting from their ownership of our common stock. Excluding this unusual charge, SG&A was $128.5 million, or 12.4% of trade sales, in Calendar 1999. The increase in SG&A expenses (excluding the unusual charge) is primarily the result of higher selling expenses in support of higher sales volumes and the incremental SG&A associated with our acquired businesses.

     Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles was $37.6 million in Calendar 2000, compared to $26.0 million in Calendar 1999. The increase in amortization was due to acquisitions that occurred in the latter part of 2000.

     Purchased In-process Research and Development. IPR&D was $9.0 million for Calendar 2000. This was derived from the acquisitions of QT Optoelectronics, KOTA, and Micro Linear. IPR&D for Calendar 1999 of $34.0 million represents the amount derived from the acquisition of the power device business of Samsung Electronics. Further information regarding our IPR&D for significant acquisitions, including significant assumptions, is addressed below under "In-Process Research and Development."

     Restructuring and Impairments. We incurred a pre-tax restructuring gain of $5.6 million in Calendar 2000. The gain is a result of proceeds from the sale of our former Mountain View, California facility ($3.5 million) and the adjustment to restructuring reserves ($2.1 million) based upon final execution of several prior year plans. Restructuring and impairments of $16.8 million were recorded in Calendar 1999.

We recorded charges taken in connection with the transfer of assembly and test activities from our former Mountain View, California facility to Penang, Malaysia ($2.7 million) and its wafer production to South Portland, Maine ($10.0 million). In addition, we recorded a charge related to the 1999 Memory restructuring action ($4.1 million).

     Interest Expense. Interest expense was $81.3 million in Calendar 2000, compared to $94.6 million in Calendar 1999. Interest expense in Calendar 2000 and Calendar 1999 includes unusual charges of $3.6 million and $12.4 million, respectively, for the write-off of deferred financing fees associated with the refinancing of our senior bank facilities in Calendar 2000 and Calendar 1999, as well as a write-off associated with the repayment of long-term debt in Calendar 1999. Excluding these charges, interest expense was $77.7 million in Calendar 2000 compared to $82.2 million in Calendar 1999. The decrease, excluding the unusual charges, is principally the result of reduced indebtedness, which was retired with the proceeds of the initial public offering of our common stock in August 1999, and the refinancing of our senior credit facilities in June 2000.

     Interest Income. Interest income was $23.3 million in Calendar 2000, compared to $0.7 million in Calendar 1999. The increase is due to higher cash balances in Calendar 2000 due in part from proceeds received from our January 2000 secondary stock offering.

     Other (Income) Expense. In Calendar 2000 we recorded a gain of $0.8 million on the buy-back of $15.0 million of our 10 1/8% Senior Subordinated Notes.

     Income Taxes. Income tax benefit was $2.4 million in Calendar 2000, compared to a tax benefit of $2.2 million in Calendar 1999. Included in Calendar 2000 is a one-time tax benefit of $26.3 million, related to a reduction in the deferred tax asset valuation allowance. Management now believes that it is more likely than not these assets will be realizable and, accordingly, reduced the valuation allowance on those deferred tax assets. Without the effect of the one-time benefit, our tax expense would have been $23.9 million, or an effective tax rate of 8.8%, compared to an effective tax rate of 4.0% in Calendar 1999. The increase in our effective tax rate, excluding the one-time benefit in Calendar 2000, is due to a tax provision recorded in the United States in Calendar 2000 which was not recorded in Calendar 1999.

     Comparative disclosures of selected operating results of our reportable segments is as follows:

     Analog and Mixed Signal Products Group. In Calendar 2000, our Analog Group expanded due to the acquisitions of KOTA and Micro Linear. Analog revenues increased 62.7% to $380.6 million in Calendar 2000 from $233.9 million in Calendar 1999. The increase in Analog revenue reflects improved business conditions resulting in both higher sales volumes and increased prices, the benefit of a full year of analog power device revenues, the introduction of new products, and incremental sales from the KOTA and Micro Linear acquisitions.

     Analog had operating income of $40.6 million in Calendar 2000 as compared to $22.9 million in Calendar 1999. The increase in Analog's operating income was due to higher revenues, the beneficial effect of moving wafer manufacturing to South Portland, Maine, the benefit of a full year of operating income from analog power device products and incremental operating income generated by the addition of KOTA and Micro Linear, offset by higher costs on certain subcontracted wafers.

     Discrete Products Group. Discrete revenues increased 71.0% to $749.0 million in Calendar 2000, compared to $437.9 million in Calendar 1999. The increase was across all product lines, as both volume and prices increased over the comparable prior year period. The increase was also a result of a full year of discrete power device revenues.

     Discrete had operating income of $129.7 million in Calendar 2000 as compared to $25.8 million in Calendar 1999. The increase in Discrete operating income was due to higher revenues and improved gross profits due to a better sales mix resulting from new product introductions, including Power MOSFET products, improved factory utilization and the benefit of a full year of operating income from discrete power device products.

     Interface and Logic Products Group. Logic revenues increased 37.9% to $424.2 million in Calendar 2000, compared to $307.7 million in Calendar 1999. The increase in Interface and Logic revenues was due to volume increases resulting from strengthened demand, average selling price increases and improved mix due to new product introductions.

     Interface and Logic had operating income of $106.5 million in Calendar 2000, compared to $33.4 million in Calendar 1999. The increase in operating income was due to higher revenues and improved gross profits due to improved pricing, a better sales mix resulting from new product introductions, particularly Interface and Tiny Logic, and improved factory utilization.

SEVEN MONTHS ENDED DECEMBER 26, 1999 COMPARED TO SEVEN MONTHS ENDED DECEMBER 27, 1998

     Comparative financial information for the seven months ended December 27, 1998, which we refer to as the first seven months of Fiscal 1999 and Stub Year 1999, was as follows:

                                                              SEVEN MONTHS
                                                                 ENDED
                                                              DECEMBER 27,   STUB YEAR
                                                                  1998         1999
                                                              ------------   ---------
                                                              (UNAUDITED)
                                                                   (IN MILLIONS)
REVENUE:
Net sales -- trade..........................................     $322.3       $714.0
Contract manufacturing......................................       38.0         72.2
                                                                 ------       ------
Total revenue...............................................      360.3        786.2
Operating expenses:
Cost of sales -- trade......................................      252.6        499.9
Cost of contract manufacturing..............................       32.9         51.4
Research and development....................................       21.3         35.0
Selling, general and administrative.........................       51.0         97.9
Amortization of acquisition-related intangibles.............        1.9         19.5
Restructuring and impairments...............................        4.5           --
                                                                 ------       ------
Total operating expenses....................................      364.2        703.7
                                                                 ------       ------
Operating income (loss).....................................       (3.9)        82.5
Interest expense............................................       34.3         56.5
Interest income.............................................       (0.1)        (0.3)
                                                                 ------       ------
Income (loss) before income taxes...........................      (38.1)        26.3
Provision (benefit) for income taxes........................       (7.6)         5.0
                                                                 ------       ------
Net income (loss)...........................................     $(30.5)      $ 21.3
                                                                 ======       ======

     Results of Operations. We generated net income of $21.3 million in Stub Year 1999, compared to a net loss of $30.5 million in the first seven months of Fiscal 1999. Excluding unusual charges and amortization of acquisition-related intangibles, net of tax effects, pro forma net income was as follows for the first seven months of Fiscal 1999 and Stub Year 1999, respectively:

                                                              SEVEN MONTHS
                                                                 ENDED
                                                              DECEMBER 27,   STUB YEAR
                                                                  1998         1999
                                                              ------------   ---------
                                                              (UNAUDITED)
                                                                   (IN MILLIONS)
Net income (loss)...........................................     $(30.5)       $21.3
Restructuring and impairments...............................        4.5           --
Non-recurring charges.......................................         --         15.5
Amortization of acquisition-related intangibles.............        2.0         19.5
Less associated tax effects.................................       (1.2)        (1.8)
                                                                 ------        -----
Pro forma net income (loss).................................     $(25.3)       $54.5
                                                                 ======        =====

     Non-recurring charges in Stub Year 1999 included initial public offering-related charges of $8.3 million, recorded in SG&A for the forgiveness of certain loans made to our management investors for payment of individual income tax liabilities resulting from their ownership of our common stock, and $7.2 million, recorded in interest expense, for the write-off of deferred financing fees associated with the debt repaid with the proceeds from the initial public offering. Restructuring and impairments in the first seven months of Fiscal 1999 were recorded as a result of a workforce reduction. Operating income was $82.5 million in Stub Year 1999, compared to an operating loss of $3.9 million in the first seven months of Fiscal 1999. Excluding unusual charges impacting operating income, operating income was $90.8 million in Stub Year 1999, compared to $0.6 million in the first seven months of Fiscal 1999. The increase in operating income is due to the acquisition of the power device business from Samsung Electronics and higher revenues and gross profits due to new product introductions and improved business conditions, resulting in higher factory utilization in Stub Year 1999 as compared to the first seven months of Fiscal 1999.

     Excluding depreciation and amortization of $82.3 million and $55.1 million in Stub Year 1999 and the first seven months of Fiscal 1999, respectively, and unusual charges, EBITDA as defined was $173.1 million in Stub Year 1999 compared to $55.7 million in the first seven months of Fiscal 1999.

     Revenues. Trade sales to unaffiliated customers were 90.8% and 89.5% of total revenues in Stub Year 1999 and the first seven months of Fiscal 1999, respectively and revenues from contract manufacturing services provided to National Semiconductor and Samsung Electronics together were 9.2% and 10.5% of total revenues in Stub Year 1999 and the first seven months of Fiscal 1999, respectively.

     Trade sales increased 121.5% to $714.0 million in Stub Year 1999 compared with $322.3 million in the first seven months of Fiscal 1999. Trade sales for Stub Year 1999 include sales from the power device business. Excluding sales from the power device business, trade sales increased 28.9% in Stub Year 1999 over the first seven months of Fiscal 1999, as higher sales volume offset lower average selling prices. The increase in trade sales is attributable to improved demand due to strength in end-markets such as personal computers and communications and an economic recovery in the Asia/Pacific region.

     As a percentage of trade sales, geographic trade sales for North America, Europe, Asia/Pacific and Korea were as follows for the first seven months of Fiscal 1999 and the Stub Year 1999 (with and without power device ("PD") products):

                                                       SEVEN MONTHS ENDED
                                                   ---------------------------
                                                   DECEMBER 27,   DECEMBER 26,   STUB YEAR
                                                       1998           1999         1999
                                                   (WITHOUT PD)   (WITHOUT PD)   (WITH PD)
                                                   ------------   ------------   ---------
                                                           (UNAUDITED)
North America...................................       40.3%          31.8%        20.7%
Europe..........................................       18.4           17.5         12.2
Asia/Pacific....................................       41.3           50.7         45.6
Korea...........................................         --             --         21.5
                                                       ----           ----         ----
Total...........................................        100%           100%         100%
                                                       ====           ====         ====

     Excluding sales from the power device business, Asia/Pacific region revenues increased 58.2% in Stub Year 1999 over the first seven months of Fiscal 1999. The increase in the Asia/Pacific region is due to strength in the consumer and personal computer markets, as well as improved economic conditions. Revenues in the Europe region increased 22.5% in Stub Year 1999 over the first seven months of Fiscal 1999. The increase in Europe is due to improved communications, consumer and distribution markets. North American revenues increased 2.0% in Stub Year 1999 over the first seven months of Fiscal 1999. The increase in North America is the result of improved market conditions offset by the continued move of contract manufacturers to locations outside North America.

     Contract manufacturing revenues increased 90.0% to $72.2 million in Stub Year 1999 compared to $38.0 million in the first seven months of Fiscal 1999. Excluding contract manufacturing services provided to Samsung Electronics, contract manufacturing revenues increased 42.1% in Stub Year 1999 as compared to the first seven months of Fiscal 1999, reflecting increased demand from National Semiconductor.

     Gross Profit. Gross Profit was as follows for the first seven months of Fiscal 1999 and Stub Year 1999:

                                                      SEVEN MONTHS
                                                         ENDED
                                                      DECEMBER 27,         STUB YEAR
                                                          1998                1999
                                                     --------------      --------------
                                                      (UNAUDITED)
                                                               (IN MILLIONS)
Trade gross profit................................   $ 69.7   21.6%      $214.1   30.0%
Contract manufacturing gross profit...............      5.1   13.4%        20.8   28.8%
                                                     ------              ------
Total gross profit................................   $ 74.8   20.8%      $234.9   29.9%
                                                     ======              ======

     Gross profit increased 214.0% in Stub Year 1999 compared to the first seven months of Fiscal 1999. Excluding the gross profit derived from power device products, gross profit increased 71.8% in Stub Year 1999 over the first seven months of Fiscal 1999. Excluding the power device business, gross trade profits as a percentage of trade sales were 28.4% in Stub Year 1999 compared to 21.6% in the first seven months of Fiscal 1999. The increase in gross trade profit as a percentage of trade sales was due to the favorable effect of increased factory utilization and the full benefit of cost reduction actions undertaken in Fiscal 1999, offset by lower average selling prices. Average selling prices for Stub Year 1999 were lower than the first seven months of Fiscal 1999, despite higher average selling prices in the second half of Stub Year 1999 over the first half of Stub Year 1999, particularly for Discrete and Logic products.

     Contract manufacturing gross profit increased 307.8% in Stub Year 1999 compared to the first seven months of Fiscal 1999. The increase in contract manufacturing gross profit is due to incremental business with Samsung Electronics as a result of the acquisition of the power device business and greater demand from National Semiconductor reflective of improved market conditions. Contract manufacturing gross profit for the first seven months of Fiscal 1999 included $13.0 million of fixed cost reimbursement under our manufacturing agreements with National Semiconductor.

     Research and Development. R&D was $35.0 million, or 4.9% of trade sales, in Stub Year 1999, compared to $21.3 million, or 6.6% of trade sales, in the first seven months of Fiscal 1999. The increase in R&D expenses was driven by the dedicated R&D costs incurred by the power device business in Stub Year 1999 which we did not incur in the first seven months of Fiscal 1999.

     Selling, General and Administrative. SG&A expenses were $97.9 million, or 13.7% of trade sales, in Stub Year 1999, compared to $51.0 million, or 15.8% of trade sales, in the first seven months of Fiscal 1999. SG&A expenses for Stub Year 1999 include an unusual charge of $8.3 million for the forgiveness of certain loans made to our management investors for payment of individual income tax liabilities resulting from their ownership of our common stock. Excluding this unusual charge, SG&A was $89.6 million, or 12.5% of trade sales, in Stub Year 1999. The increase in SG&A expenses (excluding the unusual charge) is primarily the result of the incremental SG&A expenses of the power device business, which we did not incur in the first seven months of Fiscal 1999, and increased selling expenses for the pre-existing business due to higher sales volume.

     Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles was $19.5 million in Stub Year 1999, compared to $1.9 million in the first seven months of Fiscal 1999. The increase is attributable to the incremental amortization expense of the power device business, which we did not incur in the first seven months of Fiscal 1999.

     Restructuring and Impairments. We incurred a pre-tax restructuring charge of approximately $4.5 million in the first seven months of Fiscal 1999. The charge consisted of $0.8 million related to non-cash asset impairments and $3.7 million of employee separation costs related to the reduction of approximately 600 salaried, hourly and temporary positions, then representing approximately 10% of our payroll.

     Interest Expense. Interest expense was $56.5 million in Stub Year 1999, compared to $34.3 million in the first seven months of Fiscal 1999. Interest expense in Stub Year 1999 includes an unusual charge of $7.2 million for the write-off of deferred financing fees associated with debt retired with the proceeds from the initial public offering. Excluding this charge, interest expense was $49.3 million in Stub Year 1999. The increase, excluding the unusual charges, is principally the result of indebtedness incurred to finance the power device business acquisition, which occurred in the fourth quarter of Fiscal 1999.

     Interest Income. Interest income was $0.3 million for Stub Year 1999 compared to $0.1 million for the first seven months of Fiscal 1999. This was due to higher average cash balances in Stub Year 1999 compared to the first seven months of Fiscal 1999.

     Income Taxes. Income tax expense (benefit) was $5.0 million for Stub Year 1999, compared to a tax benefit of $7.6 million in the first seven months of Fiscal 1999. The effective tax rates for Stub Year 1999 and the first seven months of Fiscal 1999 on book pre-tax income were 19.0% and 19.9%, respectively. In Stub Year 1999, the current tax provision is based on income generated from our foreign operations, excluding Korea where we benefit from a tax holiday. The decrease in deferred tax benefits is due to profits earned in Stub Year 1999 and our limited ability to recognize the future benefit of U.S. net operating loss carryforwards. In addition, deferred tax expense was booked in Korea to account for future book deductions in excess of future tax deductions arising beyond the tax holiday period.

     Comparative financial information for our reportable segments is as follows:

     Analog and Mixed Signal Products Group. We formed the Analog and Mixed Signal Products Group upon completion of the acquisition of Raytheon. This division further expanded due to the inclusion of the analog products of the power device business. Analog revenues increased 334.7% to $177.8 million in Stub Year 1999 from $40.9 million in the first seven months of Fiscal 1999. Stub Year 1999 includes the analog revenues of the power device business, which is not included in the first seven months of Fiscal 1999. Normalized to exclude power device products, Analog revenues were $47.2 million in Stub Year

1999, an increase of 15.0% from the first seven months of Fiscal 1999. The increase is due to improved business conditions and new product revenues, which more than offset revenue decreases in mature products.

     Analog had operating income of $19.5 million in Stub Year 1999 as compared to a loss of $6.7 million in the first seven months of Fiscal 1999. Excluding analog power device products, Analog had an operating loss of $12.5 million in Stub Year 1999. The increase in Analog's operating loss (excluding analog power device products) was due to an unfavorable sales mix and increased valuation reserves in anticipation of the closure of the Mountain View, California wafer fab, which occurred in the latter part of Stub Year 1999.

     Discrete Products Group. In Stub Year 1999, Discrete expanded due to the inclusion of the discrete products of the power device business. Discrete revenues increased 229.8% to $316.9 million in Stub Year 1999, compared to $96.1 million in the first seven months of Fiscal 1999. Stub Year 1999 includes the discrete revenues of the power device business, which are not included in the first seven months of Fiscal 1999. Excluding discrete power device products, Discrete revenues increased 54.6% to $148.6 million in Stub Year 1999 from the first seven months of Fiscal 1999. The increase was across all product lines. DMOS products increased 81.9% over the first seven months of Fiscal 1999. Revenues for mature Bipolar products grew 13.7% in Stub Year 1999 over the first seven months of Fiscal 1999.

     Discrete had operating income of $24.6 million in Stub Year 1999 as compared to $5.3 million in the first seven months of Fiscal 1999. Excluding discrete power device products, Discrete had operating income of $13.3 million in Stub Year 1999. The increase in Discrete operating income was due to higher revenues and improved gross profits due to improved factory utilization and higher average selling prices.

     Interface and Logic Products Group. Interface and Logic revenues increased 27.9% to $184.0 million in Stub Year 1999, compared to $144.0 million in the first seven months of Fiscal 1999. Revenues for interface products grew 224.4% in Stub Year 1999 over the first seven months of Fiscal 1999, due to success of new product introductions. Logic product revenues increased 22.8% in Stub Year 1999 over the first seven months of Fiscal 1999. The increase in logic product revenues was across all product lines. CMOS revenues grew 34.6%, while Bipolar revenues grew 2.5% in Stub Year 1999 over the first seven months of Fiscal 1999.

     Logic had operating income of $20.9 million in Stub Year 1999, compared to $6.3 million in the first seven months of Fiscal 1999. The increase in operating income was due to higher revenues and improved gross profits due to improved factory utilization.

YEAR ENDED MAY 30, 1999 COMPARED TO YEAR ENDED MAY 31, 1998

     Comparative financial information for Fiscal 1998 and Fiscal 1999 is as follows:

                                                              FISCAL   FISCAL
                                                               1998     1999
                                                              ------   -------
                                                               (IN MILLIONS)
REVENUE:
  Net sales -- trade........................................  $635.8   $ 654.1
  Contract manufacturing....................................   153.4      81.0
                                                              ------   -------
          Total revenue.....................................   789.2     735.1
OPERATING EXPENSES:
  Cost of sales -- trade....................................   441.6     518.4
  Cost of contract manufacturing............................   117.1      64.4
  Research and development..................................    35.7      39.3
  Selling, general and administrative.......................    90.6      96.7
  Amortization of acquisition-related intangibles...........     1.4       8.4
  Purchased in-process research and development.............    15.5      34.0
  Restructuring and impairments.............................      --      21.3
                                                              ------   -------
          Total operating expenses..........................   701.9     782.5
                                                              ------   -------
Operating income (loss).....................................    87.3     (47.4)
Interest expense............................................    56.5      72.3
Interest income.............................................    (2.0)     (0.5)
                                                              ------   -------
Income (loss) before income taxes...........................    32.8    (119.2)
Provision (benefit) for income taxes........................    10.7      (5.1)
                                                              ------   -------
Net income (loss) before cumulative effect of change in
  accounting principle......................................    22.1    (114.1)
                                                              ------   -------
Cumulative effect of change in accounting principle, net of
  tax effect of $0.8 million................................    (1.5)       --
                                                              ------   -------
Net income (loss)...........................................  $ 20.6   $(114.1)
                                                              ======   =======

     Results of Operations. We generated a net loss of $(114.1) million in Fiscal 1999, compared to net income of $20.6 million in Fiscal 1998. Excluding unusual charges (gains) and amortization of acquisition-related intangibles, net of tax effects, pro forma net income was as follows for Fiscal 1998 and Fiscal 1999, respectively:

                                                              FISCAL   FISCAL
                                                               1998     1999
                                                              ------   -------
                                                               (IN MILLIONS)
Net income (loss)...........................................  $20.6    $(114.1)
Restructuring and impairments...............................     --       21.3
Purchased in-process research and development...............   15.5       34.0
Non-recurring (gains) charges...............................     --       20.6
Amortization of acquisition-related intangibles.............    1.4        8.4
Less associated tax effects.................................   (5.5)      (3.6)
Cumulative effect of change in accounting principle (net of
  tax)......................................................    1.5         --
                                                              -----    -------
Pro forma net income (loss).................................  $33.5    $ (33.4)
                                                              =====    =======

     For Fiscal 1999, restructuring and impairments included $4.5 million of employee separation costs related to severance and other costs associated with work force reduction actions, $2.7 million associated with the transfer of Analog assembly and test operations, $10.0 million for the closure of the Mountain View facility and $4.1 million associated with the restructuring of the Memory business. Purchased in-process research and development was recorded in connection with our acquisition of the power device business of Samsung Electronics. Non-recurring charges included $5.5 million and $9.9 million for the Memory restructuring, recorded as a reduction to revenue and an increase to cost of sales, respectively, for additional sales and inventory reserves associated with the restructuring, as well as $5.2 million for the write-off of deferred financing fees in connection with a refinancing of our senior credit facilities. For Fiscal 1998, purchased in-process research and development was recorded in connection with our acquisition of Raytheon Semiconductor, Inc.

     We incurred an operating loss of $47.4 million in Fiscal 1999, compared to operating income of $87.3 million in Fiscal 1998. Excluding unusual charges detailed above impacting operating income, operating income was $23.3 million in Fiscal 1999, compared to $102.8 million in Fiscal 1998. The decrease in operating income was primarily due to soft market conditions in the semiconductor industry that persisted for much of Fiscal 1999, which resulted in severe price competition and factory underutilization, particularly in the first half of Fiscal 1999, which negatively impacted gross profit.

     Excluding depreciation and amortization of $103.7 million and $84.6 million in Fiscal 1999 and Fiscal 1998, respectively, and unusual charges, EBITDA as defined was $127.0 million in Fiscal 1999 compared to $187.4 million in Fiscal 1998.

     Revenues. Trade sales to unaffiliated customers were 89.0% and 80.6% of total revenues in Fiscal 1999 and Fiscal 1998, respectively, and contract manufacturing services to National Semiconductor were 11.0% and 19.4% of total revenues in Fiscal 1999 and Fiscal 1998, respectively.

     Trade sales increased 2.9% to $654.1 million in Fiscal 1999 from $635.8 million in Fiscal 1998. Trade sales in Fiscal 1999 include those of the power device business since the acquisition date of April 13, 1999, and a full-year of Analog. Additionally, trade sales have been reduced by $5.5 million in Fiscal 1999 for one-time charges for additional sales reserves as a result of the Memory restructuring. Trade sales in Fiscal 1998 include those of Analog since the acquisition date of December 31, 1997. Excluding Power Device revenues, one time charges and normalizing Analog sales for the non-comparable periods, trade sales decreased 14.0% in Fiscal 1999 from Fiscal 1998. All segments reported trade sales decreases from the prior year, due to industry-wide soft market conditions that were prevalent for much of Fiscal 1999. These soft market conditions, caused by the Asian financial crisis and excess capacity in the semiconductor industry as a whole, resulted in severe price pressures, which accounted for the majority of the revenue shortfall on a comparable basis. Unit volume was flat for Fiscal 1999 as compared to Fiscal 1998.

     As a percentage of trade sales, geographic trade sales for North America, Europe and Asia (including Japan and Korea) were as follows for Fiscal 1998 and Fiscal 1999:

                                                              FISCAL   FISCAL
                                                               1998     1999
                                                              ------   ------
North America...............................................    38%      33%
Europe......................................................    21       17
Asia/Pacific................................................    41       50
                                                               ---      ---
Total.......................................................   100%     100%
                                                               ===      ===

     Soft market conditions prevalent in Fiscal 1999 negatively impacted all geographic regions. Trade sales in North America decreased 9.8% in Fiscal 1999 from Fiscal 1998. Excluding one-time charges, trade sales decreased 7.6%. Trade sales in Europe decreased 16.1% in Fiscal 1999 from Fiscal 1998. Trade sales in Asia increased 24.3% in Fiscal 1999 over Fiscal 1998. Asia sales include those in Southeast Asia, Korea and Japan. The increase in trade sales is due entirely to the acquisition of the power device business. Excluding the power device business, Asia trade sales decreased 2.1% in Fiscal 1999 from Fiscal 1998.

     Contract manufacturing revenues decreased 47.2% to $81.0 million in Fiscal 1999, compared to $153.4 million in Fiscal 1998. Contract manufacturing revenues in Fiscal 1999 include $18.7 million of billings under the guaranteed annual revenue and fixed cost recovery provisions of the manufacturing agreements with National Semiconductor. The decrease was due to reduced demand from National Semiconductor.

     Gross Profit.  Gross Profit was as follows for Fiscal 1998 and Fiscal 1999:

                                                       FISCAL 1998      FISCAL 1999
                                                      --------------   --------------
                                                               (IN MILLIONS)
Trade gross profit..................................  $194.2   30.5%   $135.7   20.7%
Contract manufacturing gross profit.................    36.3   23.7%     16.6   20.5%
                                                      ------           ------
Total gross profit..................................  $230.5   29.2%   $152.3   20.7%
                                                      ======           ======

     Gross trade profit in Fiscal 1999 was negatively impacted by one-time charges of $15.4 million for additional sales and inventory reserves as a result of the Memory restructuring action. Excluding one-time charges, gross profit decreased 27.2% to $167.7 million in Fiscal 1999. Excluding one-time charges, gross trade profit as a percentage of trade sales was 22.9% in Fiscal 1999. The decrease in gross trade profit as a percentage of sales in Fiscal 1999 from Fiscal 1998 was due to lower average trade selling prices and the negative effects of significantly decreased demand from National Semiconductor.

     Contract manufacturing gross profit decreased 54.3% in Fiscal 1999 from Fiscal 1998. The decrease in contract manufacturing gross profit as a percent of contract manufacturing revenues is due to the negative effects of lower factory utilization due to reduced demand from National Semiconductor and an unfavorable sales mix toward ABiC wafers produced in our six-inch fab in South Portland, Maine.

     Research and Development. R&D expenses were $39.3 million, or 6.0% of trade sales in Fiscal 1999, compared to $35.7 million, or 5.6% of trade sales in Fiscal 1998. The increase in R&D expenses is due to the addition of the R&D expenses of the power device business and a full year of Analog R&D expenses in Fiscal 1999, as compared to five months of Analog R&D expenses recorded in Fiscal 1998.

     Selling, General and Administrative. SG&A expenses were $96.7 million, or 14.8% of trade sales in Fiscal 1999, compared to $90.6 million or 14.2% of trade sales in Fiscal 1998. The increase in SG&A expenses is due to the addition of the SG&A expenses of the power device business, a full year of Analog SG&A expenses in Fiscal 1999, as compared to five months of Analog SG&A expenses recorded in Fiscal 1998.

     Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles was $8.4 million in Fiscal 1999, compared to $1.4 million in Fiscal 1998. The increase in amortization was a result of a full year of amortization for the Raytheon acquisition in Fiscal 1999 compared to five months in Fiscal 1998.

     Purchased In-process Research and Development. IPR&D was $34.0 million in Fiscal 1999. This was derived from the acquisition of the power device business of Samsung Electronics. IPR&D of $15.5 million for Calendar 1998 represents the amount derived from the acquisition of the Raytheon semiconductor business. Further information regarding our IPR&D for significant acquisitions, including information on our significant assumptions, is addressed below under "In-Process Research and Development."

     Restructuring and Impairments. Fiscal 1999 included restructuring charges of $21.3 million, as we took several actions during Fiscal 1999 to reduce costs and improve profitability in a number of areas. In the fourth quarter of Fiscal 1999, we took a pre-tax charge of $4.1 million for actions to improve the profitability of the Memory Products Group. These actions include transferring wafer fabrication activities in Salt Lake City, Utah to third-party subcontractors and obsoleting Memory product lines. The charge consists of $3.9 million for non-cash asset impairments at our facilities in Salt Lake City, Utah and Sunnyvale, California, and $0.2 million for severance and employee separation costs. In addition, we took charges of $5.5 million and $9.9 million recorded to revenue and cost of sales, respectively, for additional sales and inventory reserves. Including these charges, the total charge for the Memory restructuring was $19.5 million.

     In the fourth quarter of Fiscal 1999, we took a pre-tax charge of $10.0 million for the closure of our Mountain View facility, which supports the Analog Products Group. We transferred Analog wafer fabrication activities to our facility in South Portland, Maine. The charge consists of $4.0 million for severance and employee separation costs, $4.5 million for non-cash asset impairments, including a one-time loss for the sale of the Mountain View facility of $1.9 million and $1.5 million in other exit costs. In March 1999, we sold the facility for $30.2 million, net of closing costs, $0.5 million in escrow to cover demolition costs, and a $3.5 million holdback, payment of which is contingent upon either favorable action or no action within one year of the sale date by the City of Mountain View with respect to the buyer's application to increase the building density on the site. We view the holdback as a contingent gain, and as such did not record this amount in the Statement of Operations. In the third quarter of Fiscal 1999, we took a pre-tax charge of $2.7 million for the transfer of Analog assembly and test activities from its Mountain View facility to our facility in Penang, Malaysia and various third-party subcontractors. The charge consisted of $1.9 million for non-cash asset impairments and $0.8 million for severance and employee separation costs. Total charges for Analog restructuring activities, including the loss on sale of the Mountain View facility, were $12.7 million in Fiscal 1999.

     In the first quarter of Fiscal 1999, we took a pre-tax restructuring charge of $4.5 million in connection with a plan to reduce costs and improve operating efficiencies. The charge consisted of $3.7 million for severance and employee separation costs related to the reduction of approximately 600 salaried, hourly and temporary positions in the United States and Cebu, the Philippines, representing approximately 10% of our payroll. In addition, $0.8 million was recorded for the write-off of various idle assets in our Mountain View and Salt Lake City facilities.

     Interest expense. Interest expense was $72.3 million in Fiscal 1999, compared to $56.5 million in Fiscal 1998. The increase was due to the write-off of deferred financing fees of $5.2 million in connection with the refinancing of its senior credit facilities as part of the acquisition of the power device business, incremental interest expense as a result of additional indebtedness incurred to finance the acquisition, a full year of interest expense on borrowings to finance the Raytheon acquisition, as compared to five months in Fiscal 1998 and interest expense on short-term borrowings in Fiscal 1999 which did not occur in Fiscal 1998.

     Interest income. Interest income was $0.5 million in Fiscal 1999, compared to $2.0 million in Fiscal 1998. The decrease is due to lower average cash balances in Fiscal 1999 compared to Fiscal 1998.

     Income Taxes. Income tax expense (benefit) was a benefit of $(5.1) million in Fiscal 1999, compared to income tax expense of $10.7 million in Fiscal 1998. The effective tax rate for Fiscal 1999 was 4.3%, compared to 32.6% in Fiscal 1998. The decrease in the effective rate is due to our inability to carry back our Fiscal 1999 operating loss due to the short time we have operated as a stand-alone entity and a tax holiday for income generated by our Korean subsidiary, Fairchild Korea Semiconductor Ltd., formed as a result of the acquisition of the power device business. Fairchild Korea Semiconductor Ltd. has been granted a ten year tax holiday. The first seven years are tax-free, followed by three years of income taxes at 50% of the statutory rate.

     Comparative financial information for our reportable segments is as follows:

     Analog and Mixed Signal Products Group. Analog revenues increased 139.9% to $99.8 million in Fiscal 1999 from $41.6 million in Fiscal 1998. Fiscal 1999 includes the analog revenues of the power device business since the date of acquisition. Fiscal 1998 includes revenues of Analog from the acquisition date of Raytheon. Normalized to exclude power device products and the non-comparable period of Analog sales in Fiscal 1999, Analog revenues were $29.5 million in Fiscal 1999, a decrease of 29.1% from Fiscal 1998. The decrease for the comparable period in Fiscal 1999 from Fiscal 1998 is due to revenue decreases in its mature products, combined with lower than anticipated new product revenues.

     Analog generated an operating loss of $4.3 million in Fiscal 1999 excluding restructuring charges, compared to operating income of $2.7 million in Fiscal 1998. Excluding the effect of the power device business and normalized for the non-comparable period of Analog operating results in Fiscal 1999, Analog generated an operating loss of $15.5 million in Fiscal 1999. The decrease in operating income is primarily driven by the decline in revenues.

     Discrete Products Group. Discrete revenues increased 19.0% to $222.8 million in Fiscal 1999, compared to $187.3 million in Fiscal 1998. Fiscal 1999 includes the discrete revenues of the power device business since the date of acquisition. Excluding discrete power device products, Discrete revenues decreased 3.7% in Fiscal 1999 from Fiscal 1998. The decrease is attributable to lower revenues for its mature Bipolar products, which decreased 18.1% from Fiscal 1998, partially offset by higher revenues for its DMOS products, which increased 7.9% from Fiscal 1998.

     Discrete generated operating income of $16.8 million in Fiscal 1999, compared to operating income of $35.6 million in Fiscal 1998. Excluding the effect of the power device business, Discrete generated operating income of $14.6 million in Fiscal 1999. The decrease was due primarily to lower gross profit as a result of unfavorable sales mix, the negative effect of underutilization of the Salt Lake City fab, and inventory write-downs in the Cebu, the Philippines assembly and test facility.

     Interface and Logic Products Group. Price competition was particularly intense in Interface and Logic in Fiscal 1999. Interface and Logic revenues decreased 11.7% to $267.6 million in Fiscal 1999, compared to $303.0 million in Fiscal 1998. Revenues for interface products grew 573% in Fiscal 1999 over Fiscal 1998, due to success of new product introductions. This increase was more than offset by a 14.4% decrease in logic products revenues. The decrease in logic products revenues is primarily attributable to lower bipolar logic revenues, which decreased 29.4% from Fiscal 1998. CMOS revenues decreased 2.9% in Fiscal 1999 over Fiscal 1998. Overall, new product revenues doubled in Fiscal 1999 over Fiscal 1998.

     Interface and Logic generated operating income of $18.8 million in Fiscal 1999, compared to $43.1 million in Fiscal 1998. The decrease in operating income is attributable to lower average selling prices due to soft market conditions in Fiscal 1999.

IN-PROCESS RESEARCH AND DEVELOPMENT

     The following table summarizes the significant assumptions underlying the valuations of IPR&D for our significant acquisitions:

                                                       ESTIMATED
                                                        COST TO                  WEIGHTED
                                              IPR&D     COMPLETE    DISCOUNT   AVERAGE COST
                                              CHARGE   TECHNOLOGY     RATE      OF CAPITAL
                                              ------   ----------   --------   ------------
                                                          (DOLLARS IN MILLIONS)
FISCAL 1999:
Power device business.......................  $34.0       $4.7         20%          15%
CALENDAR 2001:
DPP.........................................  $12.8       $1.1         22%          16%

     Amounts charged to IPR&D represent the estimated fair value based upon risk-adjusted cash flows related to the incomplete projects. At the respective dates of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly these costs were expensed at the acquisition dates.

     Acquisition of DPP. The acquisition of DPP added breadth to our power discrete products portfolio, including MOSFET's, IGBT's and Rectifiers. The acquisition also gave us an expanded presence in the automotive and industrial markets. One project, 30V N Channel Trench, out of six valued, accounted for approximately 83% of the total IPR&D charge and was approximately 95% complete at the date of acquisition. This project was completed on schedule in 2001.

     Acquisition of the Power Device Business. The acquisition of the power device business greatly expanded our portfolio of power discrete and analog products, including MOSFET's, IGBT's, power transistors, standard linear products, motor control integrated circuits and power switch modules. The acquisition also further expanded our market presence in Asia and provided us an entry into the Korean market. Three projects out of seven valued accounted for approximately 84% of the total IPR&D charge. These projects: Samsung Power Switch, Motor IC and IGBT, were 66%, 63% and 57% complete, respectively, as of the date of acquisition. These projects have been completed.

     The methodology used to assign value to purchased in-process research and development was the income approach. The income approach focuses on the income-producing capability of the asset, which is measured by calculating the discounted present value of the net after-tax cash flows expected to be generated by the asset. This approach relies on forecasts provided by management for revenues and operating expenses such as cost of goods sold and selling, general and administrative expenses for the in process projects. The forecasts used by us in valuing in-process research and development were based on assumptions we believed to be reasonable at the dates of acquisition, but which are inherently uncertain and unpredictable. We cannot assure you that the underlying assumptions used to estimate expected project sales or profits, or events associated with such projects will transpire as estimated. Our assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary from projected results.

     As of December 30, 2001, revenue for the major DPP project was ahead of forecast. Revenues for the major power device projects were lower than forecast. Overall, the power device business' revenues are meeting projections, due to higher than forecast revenues from products already developed at the acquisition date. The lower revenues on in-process power device products as compared to forecast have not had, nor are expected to have, any material adverse effect on our results of operations or our financial position, including the recoverability of intangible assets.

LIQUIDITY AND CAPITAL RESOURCES

     We have a borrowing capacity of $300.0 million on a revolving basis for working capital and general corporate purposes, including acquisitions, under our senior credit facility. At March 31, 2002, excluding outstanding letters of credit, we had $299.2 million available under this senior credit facility.

     Our senior credit facility, the indentures governing our 10 1/8% Senior Subordinated Notes, 10 3/8% Senior Subordinated Notes, 10 1/2% Senior Subordinated Notes and 5% Convertible Senior Subordinated Notes and other debt instruments we may enter into in the future, may impose on us various restrictions and covenants which could potentially limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. The restrictive covenants include limitations on consolidations, mergers and acquisitions, restrictions on creating liens, restrictions on paying dividends or making other similar restricted payments, restrictions on asset sales, restrictions on capital expenditures and limitations on incurring indebtedness, among other restrictions. The covenants in the senior credit facility relating to financial ratios also include a minimum interest coverage ratio and a maximum senior leverage ratio. Provided there are no further outstanding balances under the senior credit facility, compliance with these ratios is not required until March 31, 2003. The senior credit facility also limits our ability to modify our certificate of incorporation and bylaws, or enter into shareholder agreements, voting trusts or similar arrangements. Under our debt instruments, the subsidiaries of Fairchild Semiconductor Corporation cannot be restricted, except to a limited extent, from paying dividends or making advances to Fairchild Semiconductor Corporation. We believe that funds generated from operations, together with existing cash, will be sufficient to meet our debt obligations over the next twelve months. We expect that existing cash and available funds from our senior credit facility and funds generated from operations will be sufficient to meet our anticipated operating requirements and to fund our research and development and capital expenditures for the next twelve months. We intend to invest approximately $145 to $155 million in 2002 to expand capacity primarily in support of in-sourcing of assembly and test capacity, including construction of our new facility in Suzhou, China, and our e-business initiatives. We frequently evaluate opportunities to sell additional equity or debt securities, obtain credit facilities from lenders or restructure our long-term debt to further strengthen our financial position. The sale of additional equity or convertible securities could result in additional dilution to our stockholders. Additional borrowing or equity investment may be required to fund future acquisitions.

     As of March 31, 2002, our cash and cash equivalents balance was $512.8 million, an increase of $8.4 million from December 30, 2001.

     During the first quarter of 2002, our operations provided $1.0 million in cash compared to $33.2 million of cash in the first quarter of 2001. The decrease in cash provided by operating activities is due to a decrease in the first quarter of 2002 in net income adjusted for non-cash items compared with the first quarter of 2001. Cash provided by (used in) investing activities during the first quarter of 2002 totaled $2.3 million, compared to ($395.1) million in the first quarter of 2001. The increase primarily results from a net cash inflow for acquisitions and divestitures of $24.6 million in the first quarter of 2002 versus a net cash outflow in the first quarter of 2001 for acquisitions and divestitures of $343.1 million. Cash provided by financing activities of $5.1 million for the first quarter of 2002 was primarily from proceeds from the issuance of common stock upon the exercise of options. Cash provided by financing activities of $337.7 million in the first quarter of 2001 was due primarily to proceeds from the issuance of the 10 1/2% Senior Subordinated Notes, net of debt issuance costs.

     It is customary practice in the semiconductor industry to enter into guaranteed purchase commitments or "take or pay" arrangements for purchases of certain equipment and raw materials. At March 31, 2002, obligations under these arrangements were not material to our consolidated financial statements. The table below summarizes aggregate maturities of long-term debt and future minimum lease payments under noncancelable operating leases as of March 31, 2002.

                                                     REMAINDER    1-3     4-5      AFTER
CONTRACTUAL OBLIGATIONS                    TOTAL      OF 2002    YEARS   YEARS    5 YEARS
-----------------------                   --------   ---------   -----   ------   -------
                                                           (IN MILLIONS)
Long-Term Debt..........................  $1,138.4     $ 0.2     $ 0.8   $210.7   $926.7
Operating Leases........................      89.4      15.7      29.8      9.4     34.5
                                          --------     -----     -----   ------   ------
          Total.........................  $1,227.8     $15.9     $30.6   $220.1   $961.2
                                          ========     =====     =====   ======   ======

LIQUIDITY AND CAPITAL RESOURCES OF FAIRCHILD INTERNATIONAL, EXCLUDING OUR SUBSIDIARIES

     We are a holding company, the principal asset of which is the stock of our sole subsidiary, Fairchild Semiconductor Corporation. We on a stand-alone basis have no cash flow from operations. We on a stand-alone basis have no cash requirements for the next twelve months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based in this definition, we believe our critical accounting policies include the policies of revenue recognition, sales reserves, inventory valuation and the impairment of long-lived assets. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

     On an on-going basis, we evaluate the judgments and estimates underlying all of our accounting policies, including those related to customer sales allowances, product returns, bad debts, inventories, impairment of long-lived assets, deferred tax valuation allowances, restructuring reserves and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Materially different results in the amount and timing of our actual results for any period could occur if our management made different judgments or utilized different estimates.

     Revenue from the sale of semiconductor products is recognized when title transfers to the customer, including distributors, which is generally upon shipment. No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, and the collectibility of the sales price is reasonably assured. Contract manufacturing revenues are recognized upon completion of the contracted service.

     Sales reserves generally fall into four categories: customer material return reserves, distributor contract sales debit reserves, prompt payment discount reserves, and other distribution reserves. Customer material returns result from product quality, administrative or other defect issues. Distributor contract sales debits are credits given to distributors to ensure distributor profitability on individual resale transactions. Prompt payment discounts are enticements given to customers to ensure payment is made in a timely manner. Customer material reserves, distributor contract sales debit reserves and prompt payment discount reserves are based upon historical rates of return or claim and any known, specifically identified unusual returns. Other sales reserves are recorded based upon individual contracts with distributors that may call for reimbursement of product scrapped or reimbursement of price changes that affect the distributors inventory carrying value. Historically, we have not experienced material differences between our estimated sales reserves and actual results.

     In determining the net realizable value of our inventories, we review the valuations of inventory considered excessively old and therefore subject to obsolescence and inventory in excess of customer backlog. We also adjust the valuation of inventory when estimated actual cost is significantly different than standard cost and to value inventory at the lower of cost or market.

     We assess the impairment of long lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable based upon an estimate of future undiscounted cash flows. Factors we consider that could trigger an impairment review include the following:

     - significant underperformance relative to expected historical or projected future operating results

     - significant changes in the manner of our use of the acquired assets or the strategy for our overall business

     - significant negative industry or economic trends

     - significant decline in our stock price for a sustained period

     - our market capitalization relative to net book value

     - significant technological changes, which would render equipment and manufacturing process, obsolete.

     When we determine that the carrying value of any long lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on the difference between an asset's carrying value and an estimate of fair value, which may be determined based upon quotes or a projected discounted cash flow, using a discount rate determined by our management to be commensurate with our cost of capital and the risk inherent in our current business model.

FORWARD LOOKING STATEMENTS

     This prospectus supplement includes "forward-looking statements" as that term is defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of forward-looking terminology such as "we believe," "we expect," "we intend," "may," "will," "should," "seeks," "approximately," "plans," "estimates," "anticipates," or "hopeful," or the negative of those terms or other comparable terms, or by discussions of our strategy, plans or future performance. For example, the Outlook section below contains numerous forward-looking statements. All forward-looking statements in this prospectus supplement are made based on management's current expectations and estimates, which involve risks and uncertainties, including those described below and more specifically in the Risks Relating to Our Operations, above. Among these factors are the following: changes in regional or global economic or political conditions (including as a result of terrorist attacks and responses to them); changes in demand for our products; changes in inventories at our customers and distributors; technological and product development risks; availability of manufacturing capacity; availability of raw materials; competitors' actions; loss of key customers; order cancellations or reduced bookings; changes in manufacturing yields or output; and significant litigation. Factors that may affect our operating results are described in the Business Risks section in the quarterly and annual reports we file with the Securities and Exchange Commission. Such risks and uncertainties could cause actual results to be materially different from those in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements in this report. It is our current policy to update our business outlook at least twice each quarter. The first update is near the beginning of each quarter, within the press release that announces the previous quarter's results. The second update is within a press release issued approximately two months into each quarter. The business outlook below is consistent with the outlook included in our April 23, 2002 press release announcing our first quarter results. The current business outlook is accessible at the Investor Relations section of our website at investor.fairchildsemi.com. Toward the end of each quarter, we observe a "quiet period," when the outlook is not updated to reflect management's current expectations. The quiet period for the second quarter of 2002 will be from June 17, 2002 to July 23, 2002, when we plan to release our second quarter 2002 results. Except during quiet periods, the business outlook posted on our website reflects current guidance unless and until updated through a press release, SEC filing or other public announcement. During quiet periods, our business outlook, as posted on our website, announced in press releases and provided in quarterly, annual and special reports or other filings with the SEC, should be considered to be historical, speaking as of prior to the quiet period only and not subject to update by the company. During quiet periods, our representatives will not comment about the business outlook or the company's financial results or expectations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that an assembled workforce may no longer be accounted for as an identifiable intangible asset. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This provision was effective upon adoption for goodwill acquired after June 30, 2001 and effective December 31, 2001 for goodwill acquired prior to June 30, 2001. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     We adopted the provisions of SFAS No. 141, effective in the third quarter of 2001, and SFAS No. 142 effective December 31, 2001. We were required to evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Accordingly, assembled workforce of $3.5 million was reclassified into goodwill in the first quarter of 2002. We were also required to reassess the useful lives and residual values of all identifiable intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments during the first quarter of 2002. No such adjustments were deemed necessary.

     SFAS No. 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we identified our reporting units and determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. Identified reporting units which carry goodwill include domestic analog, which is part of our Analog segment, discrete power products, which is part of our Discrete segment, and Optoelectronics, which does not meet the requirements of a segment as defined in SFAS No. 131. We then determined the fair value of each reporting unit and compared it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. We determined the fair value of our reporting units using discounted future cash flows. For each reporting unit, we determined that its fair value exceeded its carrying value, therefore no impairment is indicated. SFAS No. 142 requires that future impairment charges be recorded as a component of operating income.

     During the first quarter, we adopted SFAS No. 143, Accounting For Asset Retirement Obligations, issued in August 2001, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS No. 143 applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset. Implementation of SFAS No. 143 did not have a material impact on our financial condition or results of operations.

     During the first quarter, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, issued in October 2001, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Implementation of SFAS No. 144 did not have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial position at March 31, 2002. Actual results may differ materially.

     We use currency forward and combination option contracts to hedge firm commitments and currency option contracts to hedge anticipated transactions. Beginning in 2001, similar instruments were also used to hedge a portion of our forecasted foreign exchange denominated revenues. Gains and losses on these foreign currency exposures would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to us. A majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do conduct these activities by way of transactions denominated in other currencies, primarily the Korean won, Malaysian ringgit, Philippine peso, Japanese yen, British pound, and the Euro. Exposures in the Korean won are minimal as won-denominated revenues and costs generally offset one another. To protect against reductions in value and the volatility of future cash flows caused by changes in other foreign exchange rates, we have established hedging programs. We utilize currency forward contracts and currency option contracts in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the short-term impact of foreign currency exchange rate movements. For example, during the twelve months ended December 30, 2001, an adverse change in any one exchange rate (defined as 20%) over the course of the year would have resulted in an adverse impact on income before taxes of less than $5.0 million.

     We have no interest rate exposure due to rate changes for the 10 1/8% Senior Subordinated Notes, the 10 3/8% Senior Subordinated Notes, the 10 1/2% Senior Subordinated Notes or the 5% Convertible Senior Subordinated Notes. However, we do have interest rate exposure with respect to the revolving credit facility due to its variable LIBOR pricing. There was no outstanding balance on the revolving credit facility at March 31, 2002. A 50 basis point increase in interest rates would result in increased annual interest expense of $1.5 million, assuming all borrowing capability was utilized. From time to time, we may enter into interest rate swaps or interest rate caps, primarily to reduce interest rate exposure. As of March 31, 2002, we had no such instruments in place.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain of our indebtedness that is outstanding. To the extent such summary contains descriptions of the senior credit facility, the credit agreement relating to the senior credit facility, the 10 1/8% Senior Subordinated Notes, the 10 3/8% Senior Subordinated Notes, the 10 1/2% Senior Subordinated Notes, the 5% Convertible Senior Subordinated Notes and the indentures governing them, such descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which have been filed with the SEC and which we will provide you upon request.

SENIOR CREDIT FACILITY

     Use of the Senior Credit Facility. The senior credit facility is available for general corporate purposes.

     Guaranties; Maturity; Borrowings Available; Interest. Under the senior credit facility, we unconditionally guarantee, jointly and severally, with each of our principal existing and subsequently acquired or organized domestic subsidiaries, Fairchild Semiconductor Corporation's obligations under the senior credit facility. The senior credit facility is available until June 6, 2004, unless terminated earlier under certain circumstances. Based on a $300.0 million borrowing capacity on a revolving basis, at March 31, 2002 and excluding standby letters of credit, we had $299.2 million available under the senior credit facility. On May 20, 2002, there were no outstanding borrowings under the senior credit facility. Borrowings under the senior credit facility bear interest at a rate equal to, at our option, either (1) the base rate (which is based on the prime rate most recently announced by the administrative agent or the Federal Funds rate plus one-half of 1%) or (2) the adjusted applicable London interbank offered rate (as defined under the senior credit facility), in each case plus an applicable margin (determined by reference to the ratio of Consolidated Indebtedness to Consolidated EBITDA (as defined under the senior credit facility)). In addition, the senior credit facility is currently subject to a commitment fee of 0.5% per annum (subject to adjustment as determined by reference to the ratio of Consolidated Indebtedness to Consolidated EBITDA (as defined under the senior credit facility)) of the undrawn portion of the senior credit facility, and letter of credit fees with respect to each letter of credit outstanding under the senior credit facility equal to (1) the applicable margin over the adjusted applicable London interbank offered rate (as defined under the senior credit facility) in effect for loans under the senior credit facility and
(2) 0.25% per annum on the face amount of all outstanding letters of credit.

     Covenants and Events of Default. The credit agreement relating to the senior credit facility contains, among other things, covenants restricting our ability and our subsidiaries' ability to dispose of assets, merge, pay dividends, repurchase or redeem capital stock and indebtedness (including the notes), incur indebtedness and guaranties, create liens, make certain investments or acquisitions, enter into sale and leaseback transactions, enter into transactions with affiliates or change its business or make fundamental changes, and that otherwise restrict corporate actions. The senior credit facility also contains a number of financial maintenance covenants. So long as Fairchild Semiconductor Corporation does not have outstanding borrowings under the senior credit facility, we are not required to comply with these ratios until the quarter ended March 2003.

     The credit agreement relating to the senior credit facility also includes events of default usual for this type of senior credit facility, including but not limited to nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, ERISA, actual or asserted invalidity of the guaranties or the security documents and certain changes of control of our company. The occurrence of any event of default could result in the acceleration of Fairchild Semiconductor Corporation's and the guarantors' obligations under the senior credit facility, which could materially and adversely affect us.

SENIOR SUBORDINATED NOTES

     10 1/8% Senior Subordinated Notes Due March 15, 2007. Fairchild Semiconductor Corporation is the primary obligor on $285.0 million in aggregate principal amount outstanding of 10 1/8% Senior Subordinated Notes. We and our principal domestic subsidiaries have unconditionally guaranteed the 10 1/8% Senior Subordinated Notes. The 10 1/8% Senior Subordinated Notes bear interest at a rate of 10 1/8% per annum, payable semi-annually on March 15 and September 15 of each year.

     Fairchild Semiconductor Corporation is required to redeem $150.0 million principal amount of 10 1/8% Senior Subordinated Notes on March 15, 2005 and $75.0 million principal amount of 10 1/8% Senior Subordinated Notes on March 15, 2006, in each case at a redemption price of 100% of the principal amount plus accrued interest to the date of redemption, subject to its right to credit against any such redemption 10 1/8% Senior Subordinated Notes acquired by Fairchild Semiconductor Corporation otherwise than through any such redemption. The 10 1/8% Senior Subordinated Notes are redeemable, at Fairchild Semiconductor Corporation's option, in whole or in part, at the redemption prices set forth in the indenture governing the 10 1/8% Senior Subordinated Notes plus accrued interest to the date of redemption. As of March 15, 2002, the 10 1/8% Senior Subordinated Notes became subject to such optional redemption at a redemption price (expressed as a percentage of principal amount) of 105.063% plus accrued interest. We expect to use a portion of the net proceeds from the offering to redeem the $285.0 million outstanding principal amount of the 10 1/8% Senior Subordinated Notes.

     10 3/8% Senior Subordinated Notes Due October 1, 2007. Fairchild Semiconductor Corporation is the primary obligor on $300.0 million in aggregate principal amount of 10 3/8% Senior Subordinated Notes. We and our principal domestic subsidiaries have unconditionally guaranteed the 10 3/8% Senior Subordinated Notes. The 10 3/8% Senior Subordinated Notes bear interest at a rate of 10 3/8% per annum, payable semi-annually on April 1 and October 1 of each year.

     The 10 3/8% Senior Subordinated Notes are not redeemable prior to April 1, 2003, except that, until April 1, 2002, Fairchild Semiconductor Corporation may redeem, at its option, up to an aggregate of $105.0 million of the principal amount of the 10 3/8% Senior Subordinated Notes at the redemption price set forth in the indenture governing the 10 3/8% Senior Subordinated Notes plus accrued interest to the date of redemption with the net proceeds of one or more Public Equity Offerings (as defined under the indenture governing the 10 3/8% Senior Subordinated Notes) if at least $195.0 million of the principal amount of the 10 3/8% Senior Subordinated Notes remains outstanding after each such redemption. On or after April 1, 2003, the 10 3/8% Senior Subordinated Notes are redeemable at Fairchild Semiconductor Corporation's option, in whole or in part, at the redemption prices set forth in the indenture governing the 10 3/8% Senior Subordinated Notes plus accrued interest to the date of the redemption.

     10 1/2% Senior Subordinated Notes Due February 1, 2009. Fairchild Semiconductor Corporation is the primary obligor on $350.0 million in aggregate principal amount of 10 1/2% Senior Subordinated Notes. We and our principal domestic subsidiaries have unconditionally guaranteed the 10 1/2% Senior Subordinated Notes. The 10 1/2% Senior Subordinated Notes bear interest at a rate of 10 1/2% per annum, payable semi-annually on February 1 and September 1 of each year.

     The 10 1/2% Senior Subordinated Notes are not redeemable prior to February 1, 2005, except that, until February 1, 2004, Fairchild Semiconductor Corporation may redeem, at its option, up to an aggregate of $122.5 million of the principal amount of the 10 1/2% Senior Subordinated Notes at the redemption price set forth in the indenture governing the 10 1/2% Senior Subordinated Notes plus accrued and unpaid interest to the date of redemption with the net proceeds of one or more Public Equity Offerings (as defined under the indenture governing the 10 1/2% Senior Subordinated Notes) if at least $227.5 million of the principal amount of the 10 1/2% Senior Subordinated Notes remains outstanding immediately after the occurrence of each such redemption. On or after February 1, 2005, the 10 1/2% Senior Subordinated Notes are redeemable at Fairchild Semiconductor Corporation's option, in whole or in part, at the redemption prices set forth in the indenture governing the 10 1/2% Senior Subordinated Notes plus accrued interest to the date of the redemption.

     Provisions Common to all these Senior Subordinated Notes. Upon a "Change of Control" under the indentures governing each of the senior subordinated notes and subject to certain conditions, each holder of the notes may require us to purchase the notes held by such holder at 101% of the principal amount thereof plus accrued interest to the date of repurchase.

     The senior subordinated notes are Fairchild Semiconductor Corporation's unsecured senior subordinated obligations and are subordinated in right of payment to all of Fairchild Semiconductor Corporation's existing and future Senior Indebtedness (as defined under the indentures governing the notes). The notes rank pari passu in right of payment with the other senior subordinated notes and all other of Fairchild Semiconductor Corporation's senior subordinated indebtedness and senior to any of Fairchild Semiconductor Corporation's other subordinated indebtedness.

     The payment of principal, premium, if any, and interest of the senior subordinated notes is fully and unconditionally guaranteed on a senior subordinated basis by us and the subsidiary guarantors. The guaranties by us and the subsidiary guarantors are subordinated to all existing and future senior indebtedness of such parties, including our and the subsidiary guarantors' guaranties of Fairchild Semiconductor Corporation's obligations under the senior credit facility. We currently conduct no business and have no significant assets other than Fairchild Semiconductor Corporation's capital stock, which is pledged to secure our obligations under the senior credit facility. Our or a subsidiary guarantor's guaranty, as the case may be, may be released upon our or a subsidiary guarantor's sale, as the case may be, or upon repayment or defeasance of the senior subordinated notes in each case as permitted by the indentures governing the senior subordinated notes.

     Each of the indentures governing the senior subordinated notes contains substantially identical restrictive covenants, including covenants that limit, among other things, (1) the incurrence of additional debt by Fairchild Semiconductor Corporation and its subsidiaries, (2) the payment of dividends on Fairchild Semiconductor Corporation capital stock and the purchase, redemption or retirement of capital stock or subordinated indebtedness, (3) investments,
(4) certain transactions with affiliates, (5) sales of assets, including capital stock of subsidiaries and (6) certain consolidations, mergers and transfers of assets. Each of the indentures governing the senior subordinated notes also prohibits our subsidiaries from entering into agreements that contain certain restrictions on distributions from subsidiaries.

CONVERTIBLE SENIOR SUBORDINATED NOTES

     Fairchild Semiconductor Corporation is the primary obligor on $200.0 million in aggregate principal amount outstanding of 5% Convertible Senior Subordinated Notes Due November 1, 2008. We and our principal domestic subsidiaries have unconditionally guaranteed the 5% Convertible Senior Subordinated Notes. The 5% Convertible Senior Subordinated Notes bear interest at a rate of 5% per annum, payable semi-annually on May 1 and November 1 of each year.

     Holders of the 5% Convertible Senior Subordinated Notes have the right, at their option, to convert the 5% Convertible Senior Subordinated Notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at a conversion price of $30.00 per share, subject to the adjustments described in the indenture governing the 5% Convertible Senior Subordinated Notes. If a change in control occurs, they have the right to require Fairchild Semiconductor Corporation to purchase all or any part of their 5% Convertible Senior Subordinated Notes 30 business days after the occurrence of a change in control. The purchase price is equal to 100% of the principal amount of the 5% Convertible Senior Subordinated Notes plus accrued and unpaid interest, under the conditions set forth in the indenture governing the 5% Convertible Senior Subordinated Notes.

     Fairchild Semiconductor Corporation may redeem the 5% Convertible Senior Subordinated Notes on or after November 5, 2004, on at least 20 days and no more than 60 days notice, in whole or in part, at the redemption prices set forth in the indenture governing the 5% Convertible Senior Subordinated Notes plus accrued interest to the date of the redemption.

     We have an effective shelf registration statement on file with the Securities and Exchange Commission to register the resale of the 5% Convertible Senior Subordinated Notes and shares of our common stock issuable upon conversion of the notes. Under a registration rights agreement entered into at the time of the initial private sale of the notes, we are required to file amendments or prospectus supplements, as necessary, to include holders of the notes and underlying common stock who wish to resell those securities under the registration statement.

                                   MANAGEMENT

     The following table sets forth information with respect to the persons who are member of the board of directors or executive officers of our company. Each director will hold office until the 2002 annual meeting of stockholders or until his successor has been elected and qualified.

NAME                             AGE                              TITLE
----                             ---                              -----
Kirk P. Pond...................  57    Chairman of the Board of Directors, President and Chief
                                       Executive Officer
Joseph R. Martin...............  54    Executive Vice President, Chief Financial Officer
Daniel E. Boxer................  56    Executive Vice President and Chief Administrative Officer,
                                       General Counsel and Secretary
Keith Jackson..................  46    Executive Vice President and General Manager, Analog, Mixed
                                       Signal, and Configurable Products Group
Hans Wildenberg................  45    Executive Vice President, Worldwide Sales and Marketing
Deok J. Kim....................  50    Senior Vice President and General Manager, Power Device
                                       Business, President Fairchild Korea Semiconductor Ltd.
W.T. Greer, Jr.................  60    Senior Vice President and General Manager, Interface and
                                       Logic Products Group
Izak Bencuya...................  48    Senior Vice President and General Manager, Discrete Products
                                       Group
Ernesto J. D'Escoubet..........  57    Senior Vice President, Chief Technology and Quality Officer
John M. Watkins, Jr............  59    Senior Vice President, Chief Information Officer
Laurenz Schmidt................  53    Senior Vice President, Global Operations
David A. Henry.................  40    Vice President, Corporate Controller
Matthew W. Towse...............  39    Vice President, Treasurer
Charles P. Carinalli...........  53    Director
Richard M. Cashin, Jr..........  49    Director
Charles M. Clough..............  73    Director
William T. Comfort III.........  35    Director
Paul C. Schorr IV..............  35    Director
Ronald W. Shelly...............  58    Director
William N. Stout...............  63    Director

     Kirk P. Pond, Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Pond became a director in March 1997 and has been President of Fairchild Semiconductor since June 1996. He has 30 years of experience in the semiconductor industry. Since 1987, Mr. Pond had held several executive positions with National Semiconductor, most recently Executive Vice President and Chief Operating Officer. Prior executive management positions were with Fairchild Semiconductor Corporation, Texas Instruments and Timex Corporation.

     Joseph R. Martin, Executive Vice President, Chief Financial Officer. Mr. Martin became a director in March 1997 and has been Executive Vice President and Chief Financial Officer of Fairchild Semiconductor since June 1996. He has 23 years of experience in the semiconductor industry. Mr. Martin had held several senior financial positions with National Semiconductor since 1989, most recently as Vice President of Finance, Worldwide Operations. Prior to joining National Semiconductor, Mr. Martin was Senior Vice President and Chief Financial Officer of VTC Incorporated.

     Daniel E. Boxer, Executive Vice President and Chief Administrative Officer, General Counsel and Secretary. Mr. Boxer joined our company in March 1997. He has practiced law for 32 years and since 1975 had been a partner at the law firm of Pierce Atwood, Portland, Maine. His practice at Pierce Atwood included advising many large manufacturing companies, including our company, on business, governmental, legal compliance and environmental issues. He was most recently a senior partner and Chairman of the firm's Management Committee.

     Keith Jackson, Executive Vice President and General Manager, Analog, Mixed Signal, and Configurable Products Group. Mr. Jackson joined our company in March 1998. He has over 20 years of semiconductor industry experience. Most recently, Mr. Jackson was President of TriTech Microelectronics in Singapore, a manufacturer of analog and mixed signal products, which he joined in 1996. Prior to that, he worked for National Semiconductor for 10 years, most recently as Vice President and General Manager of the Analog and Mixed Signal division. He has also held various marketing and engineering positions at National Semiconductor and Texas Instruments.

     Hans Wildenberg, Executive Vice President, Worldwide Sales and
Marketing. Mr. Wildenberg joined our company in July 2001. He has over 20 years of semiconductor industry experience. Prior to joining our company he had been with Motorola for sixteen years in various executive and management positions in Motorola's Semiconductor Product Sector, most recently as Corporate Vice President and Director of the order fulfillment organization.

     Deok J. Kim, Senior Vice President, President, Fairchild Korea Semiconductor Ltd. Mr. Kim became Senior Vice President, President of Fairchild Korea Semiconductor Ltd. when we acquired the power device business from Samsung Electronics in April 1999. He has over 26 years of experience in the semiconductor industry. Mr. Kim joined Samsung Electronics' power device business in 1990 as director of power product development and later became managing director and vice president and general manager of the power device business prior to its acquisition by Fairchild International. Before joining Samsung Electronics, Mr. Kim held engineering and development positions with Goldstar Semiconductor, AMI and General Electric.

     W.T. Greer, Jr., Senior Vice President and General Manager, Interface and Logic Products Group. Mr. Greer has been Senior Vice President and General Manager, Interface and Logic Products Group since February 2000. Mr. Greer has over 30 years of engineering and management experience in the semiconductor and electronics industries. Prior to joining our company in 1997 as Vice President of Logic Products, he served for ten years as Vice President and Director of Motorola Semiconductor's Advanced Technologies Division and Military Products Operation. Prior to that, he held various management positions at Texas Instruments.

     Izak Bencuya, Senior Vice President and General Manager, Discrete Products Group. Mr. Bencuya has been Senior Vice President and General Manager, Discrete Products Group since February 2000. Mr. Bencuya has worked in the semiconductor and electronics field for 26 years. Prior to his current assignment, Mr. Bencuya spent six years as Director of Power MOSFET Products. Mr. Bencuya also worked at GTE Laboratories and Siliconix in various research and management roles.

     Ernesto J. D'Escoubet, Senior Vice President, Chief Technology and Quality Officer. Mr. D'Escoubet has been Senior Vice President, Technology and Quality, since February 2000. Mr. D'Escoubet has over 30 years of experience in the semiconductor industry. Prior to assuming his current role, Mr. D'Escoubet spent eight years as Vice President of Operations for the Interface and Logic Products Group. Prior to that, he held various management positions at National Semiconductor and Harris Corporation.

     John M. Watkins, Jr., Senior Vice President, Chief Information
Officer. Mr. Watkins joined our company in March 2000. Prior to joining our company, Mr. Watkins spent five years as Chief Information Officer of Pratt and Whitney. In 1995, Mr. Watkins retired as a General after eleven years in the United States Army. His most recent assignment was as Director of the Defense Information Systems Agency in Washington, D.C.

     Laurenz Schmidt, Senior Vice President, Global Operations. Mr. Schmidt has been Senior Vice President, Global Operations since October 2001. He has over 25 years of experience in the semiconductor industry. Prior to assuming his current role, he held various management positions over the preceding eight years, including Vice President of Wafer Fabrication Manufacturing, Vice President of Operations for Discrete Products Group and Managing Director of the South Portland, Maine wafer fabrication facility. Prior to joining Fairchild in 1983, he spent six years with Texas Instruments.

     David A. Henry, Vice President, Corporate Controller. Mr. Henry has been Corporate Controller of the Fairchild Semiconductor business since December 1996. Previously, he held various financial management positions with National Semiconductor, most recently as Director of Financial Planning and Analysis for its Fairchild Semiconductor business. Mr. Henry previously worked for Amfac, Inc. as well as Ernst and Whinney.

     Matthew W. Towse, Vice President, Treasurer. Mr. Towse became Treasurer in March 1997. He had been with National Semiconductor for six years and held various financial management positions, most recently as Controller for the Fairchild Semiconductor plant in South Portland, Maine. Mr. Towse previously worked for Ernst & Young and is a certified public accountant.

     Charles P. Carinalli, Chairman and Chief Executive Officer, Adaptive Silicon Inc. Mr. Carinalli became a director in February 2002. He has over 30 years of experience in the semiconductor industry. Since 1999 he has been Chairman and Chief Executive Officer of Adaptive Silicon Inc. From 1996 to 1999 he was President and CEO of Wavespan Corporation. He previously worked in several management and executive positions with National Semiconductor Corporation from 1970 to 1996, including as Senior Vice President and Chief Technical Officer from 1992 to 1996. Mr. Carinalli is a director of Extreme Networks, Clearwater Networks, Resonext Communications, TeraBlaze and Z-Force Communications.

     Richard M. Cashin, Jr, Chairman, One Equity Partners. Mr. Cashin became a director in March 1997. Since April 2001, Mr. Cashin has been the Chairman of One Equity Partners, the private equity group of Bank One. From April 2000, he was a principal of Cashin Capital Partners, a private equity investment firm. From 1980 to 2000, Mr. Cashin was employed by Citicorp Venture Capital Ltd., where he was President from 1994 to 2000. Mr. Cashin is a director of Delco Remy International, Gerber Childrenswear and Titan Wheel International.

     Charles M. Clough, former CEO and Chairman, Wyle Electronics. Mr. Clough became a director in January 2001. Until his retirement in 1995, he was employed by Wyle Electronics where he served as Chief Executive Officer and Chairman of the Board. Prior to joining Wyle Electronics, Mr. Clough served 27 years with Texas Instruments, most recently as Vice President. He is a director of Altera Corporation.

     William T. Comfort III, Consultant to Citigroup Venture Capital Equity Partners. Mr. Comfort became a director in April 2001. He became a consultant to Citigroup Venture Capital Equity Partners in 2000. Mr. Comfort was previously a director of CVC Capital Partners Ltd. from 1995 to 2000. He is a director of Ergo Science Corp.

     Paul C. Schorr IV, Managing Director, Citigroup Venture Capital Equity Partners. Mr. Schorr became a director in March 1997. He has been employed by Citigroup Venture Capital Equity Partners since 1996, where he was a Vice President until being named a Managing Director in January 2000. Prior to joining Citigroup Venture Capital Equity Partners, Mr. Schorr was employed by McKinsey & Company, Inc. from 1993 to 1996 as an associate and then as an engagement manager. He is a director of KEMET Corporation, AMI Semiconductor and ChipPAC Inc.

     Ronald W. Shelly, former President, Solectron Texas. Mr. Shelly became a director in June 1998. Until 1999, he was employed by Solectron Texas, an electronic manufacturing services company, where he served as its President from April 1996 until his retirement. Mr. Shelly has more than 30 years experience in the semiconductor industry. Prior to joining Solectron, he was employed by Texas Instruments for 30 years, most recently as Executive Vice President of Custom Manufacturing Services. He is a director of Symtx.

     William N. Stout, Former Chairman and Chief Executive Officer, Sterling Holding Company. Mr. Stout became a director in March 1997. He was Chairman and Chief Executive Officer of Sterling Holding Company, an affiliate of Citigroup Venture Capital Equity Partners, and Sterling's subsidiaries from 1988 until his retirement in 2002. He is currently a director of Sterling Holding Company, which is engaged, through subsidiaries including Trompeter Electronics Inc. and Semflex, Inc. in the manufacture and sale of coaxial connectors, coaxial cable and coaxial cable assemblies. From 1985 to 1988, Mr. Stout was a private investor and consultant. From 1979 to 1985, Mr. Stout was President and Chief Executive Officer of Lundy Electronics & Systems, which manufactured electronic products and systems.

                            THE SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus with respect to the selling stockholder. Except as indicated in the footnotes to the table, the entity named in the table has sole voting and investment power with respect to all shares beneficially owned. Percentage ownership figures are based on the number of shares outstanding at March 31, 2002.

                                            SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                        OWNED PRIOR TO OFFERING(1)    NUMBER OF    OWNED AFTER OFFERING(2)
                                        ---------------------------     SHARES     ------------------------
NAME                                       NUMBER          PERCENT    OFFERED(2)      NUMBER       PERCENT
----                                    ------------      ---------   ----------   ------------   ---------
Court Square Capital Limited(3).......   23,848,981(4)      23.7%     7,000,000     16,848,981      14.8%

---------------

(1) The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(2) Assumes no exercise of the underwriters' over-allotment option.

(3) Prior to our initial offering in 1999, the then-existing stockholders of our company, including an affiliate of the selling stockholder which previously owned the shares now held by the selling stockholder, entered into a Securities Purchase and Holders Agreement. Under that agreement, the affiliate of the selling stockholder had the right to appoint two representatives to our board of directors. Under the terms of the agreement, that right ended upon completion of our initial offering. Paul C. Schorr IV, an employee of an affiliate of the selling stockholder, has been a member of our board of directors since 1997.

(4) Reflects 19,259,100 shares of Class A common stock directly beneficially owned by Court Square Capital Limited ("CSCL"), an indirect wholly owned subsidiary of Citigroup Inc., and 4,589,881 shares of Class A common stock directly beneficially owned by affiliates of CSCL.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock that holds our common stock as a capital asset and who generally is an individual, corporation, estate or trust other than:

     - an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

     - a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

     - a trust subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons, as well as certain other electing trusts.

     The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

     THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

U.S. TRADE OR BUSINESS INCOME

     For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S. Generally, U.S. trade or business income is not subject to withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, such income generally is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

DIVIDENDS

     Except as discussed above with respect to U.S. trade or business income, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate. The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor on its entitlement to benefits under a relevant income tax treaty.

DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is U.S. trade or business income, as defined above;

     - the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other requirements;

     - the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

     - we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

     The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

DIVIDENDS

     We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation at a rate of 30% for dividends paid in 2002 and 2003, 29% for dividends paid in 2004 and 2005, and 28% for dividends paid thereafter, increasing to 31% in 2011. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

DISPOSITION OF COMMON STOCK

     The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 2002, we and the selling stockholder have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                 NUMBER
                        UNDERWRITER                             OF SHARES
                        -----------                            -----------
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc.
Lehman Brothers Inc.
Robertson Stephens, Inc.
                                                               -----------
  Total.....................................................    20,000,000
                                                               ===========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We and the selling stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1.5 million additional shares from us and up to 1.5 million additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a selling concession of $     per
share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us............................      $                $                $                $
Expenses payable by us..................      $                $                $                $
Underwriting Discounts and Commissions
  paid by the selling stockholder.......      $                $                $                $
Expenses payable by the selling
  stockholder...........................      $                $                $                $

     Salomon Smith Barney Inc., one of the underwriters, may be deemed to be our affiliate and an affiliate of the selling stockholder. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, the exercise of employee and director stock options, in each case, outstanding on the date hereof, or pursuant to a dividend reinvestment plan.

     Our officers and directors and the selling stockholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     The shares of common stock are expected to be approved for listing on The New York Stock Exchange subject to official notice of issuance, under the symbol "FCS."

     In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Credit Suisse First Boston Corporation's banking affiliate is Credit Suisse First Boston, New York Branch ("CSFB") and Robertson Stephens, Inc.'s banking affiliate is Fleet National Bank ("Fleet"). CSFB and Fleet are each lenders under our existing senior credit facility.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us the selling shareholder and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us "and the Selling Shareholder" in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us "or the Selling Shareholder". In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we "and the Selling Shareholder", will have no liability. In the case of an action for damages, we "and the Selling Shareholder", will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the offered securities will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. The underwriters will be represented by Cravath, Swaine & Moore, New York, New York.

PROSPECTUS


[FAIRCHILD SEMICONDUCTOR CORP. LOGO]

                               24,150,000 SHARES

                  FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

                              CLASS A COMMON STOCK

     By this prospectus, we may offer from time to time up to 14,575,000 shares of our Class A common stock and the selling stockholder identified in this prospectus may offer from time to time up to 9,575,000 shares of our Class A common stock. When we or the selling stockholder offer shares of Class A common stock, we will provide you with a prospectus supplement describing the specific terms of the offering, including the number of shares being offered and the price to the public. You should read this prospectus and each applicable prospectus supplement carefully before you invest.

     Our Class A common stock is listed in the New York Stock Exchange under the symbol "FCS". On March 7, 2002, the last reported sale price of the Class A common stock was $29.00 per share.

                             ---------------------

   YOU SHOULD READ THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE SPECIFIC ISSUE OF CLASS A COMMON STOCK CAREFULLY BEFORE YOU INVEST.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY


                 The date of this prospectus is March 19, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................   2
FORWARD-LOOKING STATEMENTS..................................   2
WHERE YOU CAN FIND MORE INFORMATION.........................   3
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........   4
FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC..................   5
USE OF PROCEEDS.............................................   5
DESCRIPTION OF CAPITAL STOCK................................   5
THE SELLING STOCKHOLDER.....................................   8
PLAN OF DISTRIBUTION........................................   8
LEGAL MATTERS...............................................   9
EXPERTS.....................................................   9

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell up to 14,575,000 shares of our Class A common stock and the selling stockholder identified in this prospectus may sell up to 9,575,000 shares of our Class A common stock, in one or more offerings.

     This prospectus provides you with a general description of the Class A common stock that we and the selling stockholder may offer. Each time we or the selling stockholder offer shares, we will provide a prospectus supplement that will describe the specific terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information". We and the selling stockholder may use this prospectus to sell Class A common stock only if it is accompanied by a prospectus supplement.

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us, the selling stockholder and the shares that may be offered under this prospectus. You can read that registration statement at the SEC's web site or at the SEC's office mentioned under the heading "Where You Can Find More Information".

     Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus to "Fairchild", "we", "our", "us", "the company" or similar references mean Fairchild Semiconductor International, Inc. and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

     We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

     - changes in demand for our products;

     - changes in inventories at our customers and distributors;

     - order cancellations or reduced bookings;

     - acquisitions;

     - disruption of manufacturing, marketing and distribution activities because of the integration of acquired businesses;

     - technological and product development risks; changes in general economic and business conditions;

     - changes in current pricing levels;

     - changes in political, social and economic conditions and local regulations;

     - foreign currency fluctuations;

     - reductions in sales to any significant customers;

     - significant litigation;

     - changes in sales mix;

     - industry capacity;

     - competition;

     - loss of key customers;

     - disruptions of established supply channels;

     - manufacturing capacity constraints; and

     - the availability, terms and deployment of capital.

     All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements to reflect new information, future events or otherwise, except as required by law.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering sales of Class A common stock. For further information on us, the selling stockholder and the common stock described in this prospectus and any prospectus supplement, you should refer to our registration statement, its exhibits and the documents incorporated by reference therein. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of those documents.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below that we have filed with the SEC under the Securities Exchange Act of 1934:

     - our annual report on Form 10-K for the fiscal year ended December 31, 2000;

     - our quarterly reports on Form 10-Q for the fiscal quarters ended April 1, 2001, July 1, 2001 and September 30, 2001;

     - our current reports on Form 8-K as filed with the SEC on January 31, 2001, March 21, 2001, April 25, 2001, May 29, 2001, July 26, 2001,
       September 6, 2001, October 25, 2001, October 26, 2001, November 28, 2001, January 23, 2002, February 21, 2002 and March 8, 2002; and

     - the information set forth in our registration statement on Form S-1 filed with the SEC on January 19, 2000 under the caption "Description of Capital Stock".

     We also incorporate by reference and are deemed to disclose to you as of the date of their filing with the SEC each of the following documents that we file with the SEC after the date of the filing of the registration statement of which this prospectus forms a part and until all the securities offered by this prospectus have been sold:

     - reports filed under Sections 13(a) and (c) of the Exchange Act, except for Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 9 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in the Form 8-K;

     - definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     - any reports filed under Section 15(d) of the Exchange Act.

     Any statement contained in this prospectus, including in a document that we incorporate by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or incorporated herein from a subsequently filed document modifies or supersedes such statement. Any statement that is so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded.

     We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than the exhibits to that document, unless that exhibit is specifically incorporated by reference into the document that this prospectus incorporates. You may request a copy of any filings referred to above by contacting us at the following address:

         Fairchild Semiconductor Corporation
         82 Running Hill Road
         South Portland, Maine 04106
         Phone: (207) 775-8100
         Attention: General Counsel

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any prospectus supplement, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date such information was first filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates, and we disclaim any obligation to update statements regarding them except as required by law.

                  FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

     We are one of the largest independent semiconductor companies focused solely on multi-market products. Multi-market products are building block components that can be used in a wide range of applications and are found in virtually all electronic devices. We design, develop and market analog, discrete, interface and logic, non-volatile memory and optoelectronic semiconductors. We supply customers in a diverse range of end markets, including the computer, industrial, communications, consumer electronics and automotive industries. We are particularly strong in providing discrete and analog power management products, which address the growing requirement for portability and long battery life for computing and communication devices.

     Our executive offices are located at 82 Running Hill Road, South Portland, Maine 04106. Our telephone number is (207) 775-8100. We were incorporated in Delaware on March 10, 1997.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of our Class A common stock offered by this prospectus for general corporate purposes, including repayment of our debt or the debt of our subsidiaries, working capital, capital expenditures or potential acquisitions and investments. Until we use the net proceeds from the sale of our shares of Class A common stock for these purposes, we may use the net proceeds for temporary investments. We will not receive any proceeds from the sale of the shares of Class A common stock sold by the selling stockholder.

                          DESCRIPTION OF CAPITAL STOCK

     Our capital stock consists of 340,000,000 authorized shares of common stock, par value $.01 per share, divided into two classes consisting of:

     - 170,000,000 shares of Class A common stock, of which 100,188,356 shares were outstanding at February 13, 2002; and

     - 170,000,000 shares of Class B common stock, none of which were outstanding at February 13, 2002.

     Our capital stock also includes 100,000 authorized shares of preferred stock, par value $.01 per share, none of which is issued or outstanding.

CLASS A COMMON STOCK

     The holders of Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders other than elections of directors. Our Restated Certificate of Incorporation, as amended, provides for cumulative voting for directors. With cumulative voting, at each election for directors, each holder of Class A common stock is entitled to as many votes as would equal the number of shares he or she holds multiplied by the number of directors to be elected. The holder may cast all of his or her votes for a single candidate or may distribute them among any number of candidates. Under cumulative voting, a minority holder has a greater possibility of influencing the election of directors because, for example, the minority holder can increase the number of votes such holder may cast for an individual director. The holders of Class A common stock will be entitled to such dividends as may be declared at the discretion of our board of directors out of funds legally available for that purpose. The holders of Class A common stock will be entitled to share ratably with holders of Class B common stock in our net assets upon liquidation after payment or provision for all liabilities. A holder of Class A common stock may convert any or all of his or her shares into an equal number of shares of Class B common stock.

CLASS B COMMON STOCK

     Except as required by law, the holders of Class B common stock have no voting rights. The holders of Class B common stock will be entitled to such dividends as may be declared at the discretion of our board of directors out of funds legally available for that purpose. The holders of Class B common stock will be entitled to share ratably with holders of Class A common stock in our net assets upon liquidation after payment or provision for all liabilities. A holder of Class B common stock may convert any or all of his or her shares into an equal number of shares of Class A common stock, provided that such conversion would be permitted only to the extent that the holder of such shares to be converted certifies to us in writing that the holder would be permitted under applicable law to hold the total number of shares of Class A common stock which would be held after giving effect to the conversion.

PREFERRED STOCK

     Under our Restated Certificate of Incorporation, as amended, our board of directors has the authority to issue up to 100,000 shares of preferred stock, but only in connection with the adoption of a stockholder rights plan. A stockholder rights plan may only be adopted by our board of directors with the approval of holders of a majority of outstanding Class A common stock or with the unanimous consent of our board of directors, unless affiliates of Citigroup Inc. hold less than 15% of our outstanding common stock, in which case a stockholder rights plan may be adopted with the approval of a majority of our board of directors. If our board of directors has such requisite authority, it will be authorized to issue preferred stock in connection with a stockholder rights plan in one or more series, and to fix the voting powers, designations, preferences, and relative, participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series. The ability of our board of directors to issue preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding Class A common stock. The ability of our board of directors to establish the preferences and rights of the shares of any series of preferred stock may also afford holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of our Class A common stock. We have no current plans to issue any shares of preferred stock.

OTHER PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED

     Our Restated Certificate of Incorporation, as amended, contains provisions affecting the rights of our stockholders and the powers of our board of directors, including the following:

     - We are not subject to the provisions of Section 203 of the General Corporation Law of Delaware regulating takeovers. Section 203 generally makes it more difficult for a third party to take control of a company by prohibiting a third party owning more than 15% of the company's stock from entering into transactions with the company unless the board of directors or stockholders unaffiliated with the third party approve either the third party or the transaction at issue, before the third party becomes a 15% owner or the third party acquires at least 85% of the company's stock.

     - A stockholder rights plan can be adopted only with the consent of holders of a majority of outstanding Class A common stock or with the unanimous consent of our board of directors, except that if Citigroup Inc.'s affiliates' ownership is less than 15% of our outstanding common stock, then a stockholder rights plan can be adopted with the consent of a majority of our board of directors. A stockholder rights plan generally makes it more difficult for a hostile bidder to take control of a company by providing existing stockholders with special rights which would make it uneconomical for the third party to acquire additional interests. If our board of directors is authorized to and decides to implement a stockholder rights plan, the plan adopted by the board may deter acquisitions which you might deem to be in your best interests.

     - Our board of directors must have no fewer than seven and no more than nine members and may not be divided into classes. The term of each member of the board of directors expires at each annual stockholders' meeting. Having a minimum number of directors ensures that cumulative voting will operate to protect the interests of minority stockholders, since with a smaller board it would take a greater percentage of votes to elect one director. Similarly, by prohibiting a classified board, our Restated Certificate of Incorporation, as amended, ensures that stockholders may replace the entire board at each annual election.

     - Stockholders may act by written consent, without a meeting and without notice or a vote. This provision enables stockholders to act on matters subject to a stockholder vote without waiting until the next annual or special meeting of stockholders.

     - Each of the provisions described above, and the provision described above under "Preferred Stock" that limits the board of directors' ability to issue preferred stock other than in connection with a stockholder rights plan, may be amended only with the approval of holders of 75% of the outstanding Class A common stock. Amending other provisions requires approval by holders of a majority of the outstanding Class A common stock. The provision requiring a supermajority vote also cannot be amended without the consent of holders of 75% of the Class A common stock. If a third party -- that is, a person or entity other than our principal stockholders or members of our management -- acquires more than 40% of the Class A common stock, then the holders of a majority of the Class A common stock could amend the foregoing provisions. If, after any transfer by Citigroup Inc.'s affiliates, such affiliates together own less than 15% of our outstanding common stock, then holders of a majority of the Class A common stock could amend the foregoing provisions and the supermajority provisions itself. The effect of each supermajority provision is that holders of 25% of the Class A common stock could block amendments to our Restated Certificate of Incorporation, as amended, affecting the provisions described above.

REGISTRATION RIGHTS AGREEMENTS

     In connection with the entry by our then-existing stockholders into a Securities Purchase and Holders Agreement, which we refer to as the Stockholders' Agreement, we, Sterling Holding Company, LLC, some of our key employees and National Semiconductor Corporation, entered into a registration rights agreement. Pursuant to the registration rights agreement, upon the written request of Court Square Capital Limited or CCT Partners IV, LP, as successors in interest to Sterling Holding Company, LLC, we will prepare and file a registration statement with the SEC concerning the distribution of all or part of the shares held by Court Square Capital or CCT Partners and use our best efforts to cause such registration statement to become effective. If at any time we file a registration statement for our Class A common stock pursuant to a request by Court Square Capital or CCT Partners or otherwise (other than a registration statement on Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to our employees or existing stockholders, or a registration statement registering a unit offering), we will use our best efforts to allow the other parties to the registration rights agreement to have their eligible shares of our Class A common stock (or a portion of their shares when an underwriter determines that registering fewer than all their shares is advisable) included in such offering of our Class A common stock. We will pay the registration expenses of the selling stockholder, other than underwriting fees, brokerage fees and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses of any accountants or other representatives retained by a selling stockholder. Except for the selling stockholder which has included shares in the registration covered by this prospectus, the parties eligible to include shares have waived their rights to do so.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class A common stock is EquiServe Trust Co., N.A.

                            THE SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus with respect to the selling stockholder. Because the selling stockholder may sell none, all or a portion of the shares that it holds pursuant to this offering, no meaningful estimate can be given as to the amount of shares that will be held by the selling stockholder after completion of this offering. Except as indicated in the footnotes to the table, the entity named in the table has sole voting and investment power with respect to all shares beneficially owned.

                                                           SHARES BENEFICIALLY OWNED
                                                              PRIOR TO OFFERING(1)
                                                           --------------------------     NUMBER OF
NAME                                                          NUMBER         PERCENT    SHARES OFFERED
----                                                       ------------     ---------   --------------
Court Square Capital Limited.............................   24,222,053(2)     24.18%      9,575,000

---------------

(1) The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(2) Reflects 19,642,000 shares of Class A common stock directly beneficially owned by Court Square Capital Limited ("CSCL"), an indirect wholly owned subsidiary of Citigroup Inc., and 4,580,053 shares of Class A common stock directly beneficially owned by CCT Partners IV, LP, an affiliate of CSCL.

                              PLAN OF DISTRIBUTION

     We and the selling stockholder may sell the Class A common stock being offered hereby in one or more of the following ways from time to time:

     - to underwriters for resale to the public or to institutional investors;

     - directly to institutional investors;

     - directly to agents;

     - through agents to the public or to institutional investors; or

     - if indicated in the prospectus supplement, pursuant to delayed delivery contracts, by remarketing firms or by other means.

     Credit Suisse First Boston and Salomon Smith Barney would be the joint-lead underwriters for any proposed underwritten offering.

     The prospectus supplements will set forth the terms of the offering of Class A common stock, including the number of shares being offered, the name or names of any underwriters or agents, the purchase price of the Class A common stock and the proceeds from the sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are utilized in the sale, the Class A common stock will be acquired by the underwriters for their own account under an underwriting agreement that will be executed with the underwriters at the time an agreement for such sale is reached, and the gross spread for any transaction will not exceed 8% of the public offering price. Such underwriters may resell the Class A common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market or varying prices determined at the time of sale.

     Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase Class A common stock will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the Class A common stock if any is purchased.

     If a dealer is utilized in the sale of the Class A common stock, we and the selling stockholder will sell the Class A common stock to the dealer, as principal. The dealer may then resell the Class A common stock to the public at varying prices to be determined by the dealer at the time of resale.

     Underwriters, agents and dealers may be entitled under agreements entered into with us and the selling stockholder to be indemnified by us and the selling stockholder against civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for us or the selling stockholder and our or the selling stockholder's subsidiaries and affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the offered securities will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. The underwriters would be represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of our company and its subsidiaries as of December 30, 2001 and December 31, 2000, and for the years ended December 30, 2001 and December 31, 2000, the seven months ended December 26, 1999, and for the year ended May 30, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP covering the aforementioned consolidated financial statements refers to a change in the method of accounting for business combinations as a result of adopting the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001.

     This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

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